Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
AMONG
AG.COM, INC.
(“Parent”),
PHOTO MERGER CORP.
a wholly owned direct subsidiary of Parent
(“Subcorp”)
and
PHOTOWORKS, INC.
(“PhotoWorks”)
November 28, 2007

A-i

A-ii

INDEX OF DEFINED TERMS

Acceptable Confidentiality Agreement	44
Acceptance Time	10
Action	30
Affiliate	2
Agreement	1
Applicable Laws	25
Articles of Merger	11
Business Day	2
Certificate	13
Closing	11
Closing Date	11
Code	2
Contract	32
Convertible Security	20
Copyrights	3
Dissenting Shares	16
Effective Time	11
Environmental Laws	2
ERISA	2
ERISA Affiliate	2
Exchange Act	7
Excluded Share	12
Expiration Date	8
GAAP	22
Governmental Authority	18
Hazardous Materials	2
Indebtedness	2
Intellectual Property	3
IRS	30
Knowledge of PhotoWorks	3
Liens	3
Maximum Premium	39
Merger	1
Merger Consideration	13
Merger Option	10
Merger Option Shares	10
Multiemployer Plan	4
Notice of Superior Proposal	46
Offer	1
Offer Documents	7
Offer Price	1
Off-the-shelf Software	27
Option	14
Option Consideration	15

A-iii

Other Filings	36
Parent	1
Parent Articles	17
Parent Bylaws	17
Parent Expenses	50
Parent Material Adverse Effect	4
Patents	3
Paying Agent	13
Payment Fund	13
Permitted Liens	4
Person	4
Personally Identifiable Information	28
PhotoWorks	1
PhotoWorks Articles	19
PhotoWorks Board Recommendation	8
PhotoWorks Business Personnel	34
PhotoWorks Bylaws	19
PhotoWorks Common Shares	1
PhotoWorks Disclosure Schedule	18
PhotoWorks Financial Advisor	37
PhotoWorks Intellectual Property	4
PhotoWorks Material Adverse Effect	4
PhotoWorks Permits	26
PhotoWorks SEC Documents	22
PhotoWorks Shareholder Approval	5
PhotoWorks Shareholders	1
PhotoWorks Shareholders Meeting	39
PhotoWorks Subsidiaries	19
Plans	5
Privacy Statement	28
Product Liability	35
Reference Balance Sheet	5
Registered Intellectual Property	5
Restraints	48
Schedule 14D-9	9
Securities Act	22
Software	3
SOX	22
Subcorp	1
Subcorp Common Shares	17
Subsidiary	5
Superior Proposal	5
Surviving Corporation	11
Takeover Proposal	6
Tax	6

A-iv

Tax Returns	6
Tender Agreements	1
Tender Offer Conditions	6
Termination Fee	50
Third Party Platform	27
Trade Secrets	3
Trademarks	3
Treasury Regulations	6
Warrant	15
Warrant Cash Out Agreement	15
Warrant Consideration	15
Washington Secretary of State	11
WBCA	1
Websites	28

A-v

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of the 28th day of November, 2007, by and among AG.com, Inc., a Delaware corporation (“Parent”), Photo Merger Corp., a Washington corporation and a wholly owned subsidiary of Parent (“Subcorp”), and PhotoWorks, Inc., a Washington corporation (“PhotoWorks”).

PRELIMINARY STATEMENTS

A. It is proposed that, on the terms and subject to the conditions set forth in this Agreement, Subcorp shall commence a cash tender offer (such tender offer, as it may be amended and supplemented from time to time as permitted by this Agreement, the “Offer”) to purchase all of the issued and outstanding common shares, par value $0.01, of PhotoWorks (the “PhotoWorks Common Shares”) at a price per share equal to $0.595 to the sellers in cash without interest (such amount or any greater amount per share paid pursuant to the Offer, the “Offer Price”).

B. It is proposed that, on the terms and subject to the conditions set forth in this Agreement, following the consummation of the Offer, Subcorp shall merge with and into PhotoWorks (the “Merger”), pursuant to which each outstanding PhotoWorks Common Share shall be converted into the right to receive the Offer Price, without interest, except for (i) PhotoWorks Common Shares held by holders who comply with the relevant provisions of the Washington Business Corporation Act (the “WBCA”) regarding the right of shareholders to dissent from the Merger and require appraisal of their shares and (ii) PhotoWorks Common Shares held in the treasury of PhotoWorks or owned by Parent, Subcorp or any other wholly owned Subsidiary of Parent.

C. The Board of Directors of PhotoWorks has (i) approved this Agreement, (ii) determined that the Offer, the Merger and the other transactions contemplated by this Agreement are fair to, advisable and in the best interests of PhotoWorks and its shareholders, and (iii) resolved to recommend that the holders of PhotoWorks Common Shares (the “PhotoWorks Shareholders”) accept the Offer, tender their PhotoWorks Shares into the Offer, approve the Merger and adopt this Agreement, in each case, upon the terms and subject to the conditions set forth in this Agreement.

D. Each of the Board of Directors of Parent and Subcorp has (i) approved this Agreement and (ii) has determined that the Offer, the Merger and the other transactions contemplated by this Agreement are fair to, advisable and in the best interests of their respective corporations.

E. Concurrently with the execution of this Agreement, as a condition and inducement to Parent’s and Subcorp’s willingness to enter into this Agreement, PhotoWorks, Parent, Subcorp and certain PhotoWorks Shareholders are entering into certain share tender agreements, of even date herewith (collectively, the “Tender Agreements”), pursuant to which such shareholders have agreed, subject to the terms thereof, to tender his, her or its PhotoWorks Common Shares in the Offer.

AGREEMENT

Now, therefore, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

For purposes of this Agreement, the terms set forth in this Article I will have the meanings ascribed to such terms in this Article I when used herein with initial capital letters. Other terms, when used herein with initial capital letters, shall have the meanings ascribed to such terms on the applicable page noted in the index of defined terms contained in this Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.

“Business Day” means any day, other than Saturday, Sunday or a day on which banking institutions in the City of Cleveland, Ohio are generally closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Environmental Laws” means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or industrial, toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code.

“Indebtedness” means any of the following: (a) any indebtedness for borrowed money, whether current, short-term or long-term, secured or unsecured, including all overdrafts and negative cash balances and including any debt Convertible Securities that have not elected to convert into PhotoWorks Common Shares on or before the Effective Time, (b) any obligations evidenced by bonds, debentures, notes or other similar instruments, (c) any obligations to pay the deferred purchase price of property or service not evidenced by trade accounts payable, (d) any obligations as lessee under capitalized leases in accordance with GAAP, (e) any indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property, (f) any obligations, contingent or otherwise, under acceptance credit, letters of credit or similar facilities, (g) all off-balance sheet financings, including synthetic leases and project financings, (h) all unearned income and all income recorded on the books and records for services not yet rendered, (i) all liability with respect to interest rate swaps, collars, caps and similar hedging obligations, (j) any guaranty of any of the foregoing, and (k) accrued and unpaid interest on, and prepayment premiums, penalties or similar contractual charges arising as a result of the discharge of, any such foregoing obligation.

“Intellectual Property” means the following owned, used or licensed by PhotoWorks or any PhotoWorks Subsidiary as licensee or licensor: (i) all copyrights, in both published and unpublished works (including computer software, data and documentation and any transferred or waived third party moral rights or their equivalents) whether registered or unregistered and all other rights corresponding thereto, and mask works and registrations and applications therefor, including those copyrights listed on Section 6.12(a) of the PhotoWorks Disclosure Schedule (“Copyrights”); (ii) all U.S. and foreign patents and patent applications including continuations, continuations-in-part, divisionals, provisionals, reexaminations, reissue applications and renewals and those patents listed on Section 6.12(a) of the PhotoWorks Disclosure Schedule (“Patents”); (iii) all computer software programs (in source code and object code form) and collections of data, whether embodied in firmware, software or otherwise, as well as pertinent documentation, designs, files, records and data, including the software listed on Section 5.12(d) of the PhotoWorks Disclosure Schedule (“Software”); (iv) all trade secrets, ideas, confidential business and technical information, inventions (whether or not patentable and whether or not reduced to practice), invention disclosures, designs, know-how, processes, customer and supplier lists, concepts, discoveries, reports, engineering orders, databases, processes, engineering process, procedures, research records, formulae, records of invention, invention disclosures and improvements thereto, computer data, Software developed by and for PhotoWorks and any PhotoWorks Subsidiary and owned by PhotoWorks and any PhotoWorks Subsidiary, plans, drawings, blue prints and any other confidential proprietary information of PhotoWorks and any PhotoWorks Subsidiary, however recorded, stored or embodied (collectively “Trade Secrets”); (v) all trade names, fictitious business names, trade dress, registered and unregistered trademarks, service marks, and domain names, design rights (including any word, symbol, product configuration, icon, and logo) the trademarks listed on Section 6.12(a) of the PhotoWorks Disclosure Schedule and all goodwill associated therewith (“Trademarks”); and (vi) all rights to sue or otherwise claim for past, present or future infringement or unauthorized use or disclosure or breach of any of the assets, properties or rights described above.

“Knowledge of PhotoWorks” means, with respect to any matter in question, the actual knowledge, after due inquiry, of the individuals listed on Schedule 1.

“Liens” means any mortgages, deeds of trust, liens (statutory or other), pledges, security interests, collateral security arrangements, conditional and installment agreements, claims, covenants, conditions, restrictions, reservations, options, rights of first offer or refusal, charges, easements, rights-of-way, encroachments, third party rights or other encumbrances or title imperfections or defects of any kind or nature.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA.

“Parent Material Adverse Effect” means any event, state of facts, circumstance, development, change or effect that, individually or in the aggregate with all other events, states of fact, circumstances, developments, changes and effects, would prevent or materially impair or materially delay the ability of Parent or Subcorp to perform their obligations under this Agreement or to consummate the transactions contemplated hereby.

“Permitted Liens” means (i) liens for Taxes not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, materialmen’s or other liens or security interests that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; or (iii) any other liens, security interests, easements, rights-of-way, encroachments, restrictions, conditions and other encumbrances that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that do not, individually or in the aggregate, materially impair the use or value of the property or asset to which they relate.

“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Authority and other entity and group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“PhotoWorks Intellectual Property” means all Intellectual Property owned and used by PhotoWorks and the PhotoWorks Subsidiaries.

“PhotoWorks Material Adverse Effect” means any event, state of facts, circumstance, development, change or effect that, individually or in the aggregate with all other events, states of fact, circumstances, developments, changes and effects, (i) is materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of PhotoWorks and the PhotoWorks Subsidiaries, taken as a whole, other than any event, state of facts, circumstance, development, change or effect resulting from (A) changes in general economic conditions except to the extent such changes or developments have a disproportionate impact on PhotoWorks and the PhotoWorks Subsidiaries, taken as a whole, relative to other participants in the industries in which PhotoWorks conducts its businesses, (B) any act of war or terrorism (other than any such act that causes any damage or renders unusable any facility or property of PhotoWorks or any of the PhotoWorks Subsidiaries) or (C) changes, after the date hereof, in GAAP or Applicable Laws, in each case applicable to PhotoWorks, except to the extent such changes have a disproportionate impact on PhotoWorks and the PhotoWorks Subsidiaries, taken as a whole, relative to other participants in the industries in which PhotoWorks conducts its businesses; or (ii) would prevent or materially impair or materially delay the ability of PhotoWorks to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

“PhotoWorks Shareholder Approval” means the approval of this Agreement and the transactions contemplated hereby, including the Merger, by holders of two-thirds or more of all the issued and outstanding PhotoWorks Common Shares.

“Plans” means all employee benefit plans, programs, policies, practices, and other arrangements providing benefits to any current or former employee, officer, director or consultant or beneficiary or dependent thereof, whether or not written, and whether covering one person or more than one person, sponsored or maintained by PhotoWorks or any PhotoWorks Subsidiary or any ERISA Affiliate thereof or to which PhotoWorks or any PhotoWorks Subsidiary contributes or is obligated to contribute or under which any current or former employee, director or consultant of PhotoWorks or any PhotoWorks Subsidiary or any ERISA Affiliate thereof is entitled to any compensation or benefits as a result of service to PhotoWorks, any PhotoWorks Subsidiary or any ERISA Affiliate thereof. Without limiting the generality of the foregoing, the term “Plans” includes all employee welfare benefit plans within the meaning of Section 3(1) of ERISA and all employee pension benefit plans within the meaning of Section 3(2) of ERISA.

“Reference Balance Sheet” means the unaudited consolidated balance sheet of PhotoWorks as of June 30, 2007 included in PhotoWorks’s Quarterly Report on Form 10-QSB as filed with the SEC on August 13, 2007.

“Registered Intellectual Property” means PhotoWorks Intellectual Property registered in, or the subject of any pending application to register in a, federal, provincial, local and foreign jurisdiction.

“Subsidiary” means, when used with respect to Parent, Subcorp or PhotoWorks, any other Person (whether or not incorporated) that Parent, Subcorp or PhotoWorks, as applicable, directly or indirectly owns or has the power to vote or control 50% or more of any class or series of capital shares or other equity interests of such Person.

“Superior Proposal” means any bona fide written Takeover Proposal that the Board of Directors of PhotoWorks determines in good faith (after consultation with a financial advisor having reasonably sufficient experience in such matters) (x) is reasonably likely to be consummated (if accepted) and (y) to be more favorable (taking into account (i) all financial and strategic considerations, including relevant legal, financial, regulatory and other aspects of such Takeover Proposal and the Merger and the other transactions contemplated by this Agreement deemed relevant by the Board of Directors, (ii) the identity of the third party making such Takeover Proposal, (iii) the anticipated timing, conditions and prospects for completion of such Takeover Proposal, including the prospects for obtaining regulatory approvals and financing, and any third party shareholder approvals and (iv) the other terms and conditions of such Takeover Proposal) to the PhotoWorks Shareholders from a financial point of view than the Merger and the other transactions contemplated by this Agreement (taking into account all of the terms of any proposal by Parent or Subcorp to amend or modify the terms of the Merger and the other transactions contemplated by this Agreement), except that the reference to “15%” in the definition of “Takeover Proposal” shall be deemed to be a reference to “50%”.

“Takeover Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Parent or Subcorp relating to any direct or indirect acquisition or purchase of a business or division (or more than one of them) that in the aggregate constitutes 15% or more of the net revenues, net income or assets of PhotoWorks and the PhotoWorks Subsidiaries, taken as a whole, or 15% or more of the equity interest in PhotoWorks and the PhotoWorks Subsidiaries, taken as a whole (by vote or value), any tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning 15% or more of the equity interest (by vote or value) in PhotoWorks and it Subsidiaries, taken as a whole, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving PhotoWorks (or any Subsidiary or Subsidiaries of PhotoWorks whose business constitutes 15% or more of the net revenues, net income or assets of PhotoWorks and the PhotoWorks Subsidiaries, taken as a whole).

“Tax” means (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, joint or several liability for being a member of an affiliated, consolidated, combined, unitary or other group for any period, or otherwise by operation of law, and (iii) any liability for the payment of amounts described in clause (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to pay or indemnify any other Person.

“Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

ARTICLE II

THE OFFER

2.1 The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Article IX and none of the events or conditions set forth in Annex A (other than clause (f) and (g) of Annex A) shall have occurred and be existing and shall not have been waived in writing by Parent or Subcorp (the conditions set forth in Annex A, the “Tender Offer Conditions”), Subcorp shall, and Parent shall cause Subcorp to, commence (within the meaning of Rule 14d-2 under the U.S. Securities Exchange Act of 1934, as amended (together with its rules and regulations, the “Exchange Act”)) the Offer, as promptly as reasonably practicable after the date of this Agreement and in any event within ten Business Days after the date of this Agreement. Without the prior written consent of PhotoWorks, Subcorp shall not (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of PhotoWorks Common Shares sought to be purchased in the Offer, (iii) impose conditions to the Offer in addition to the Tender Offer Conditions or amend any condition in a manner that is adverse to the PhotoWorks Shareholders, (iv) waive or amend the Minimum Condition, or (v) make any other change to the terms of the Offer in a manner that is materially adverse to the PhotoWorks Shareholders; provided that Subcorp expressly reserves the right to increase the Offer Price and to waive any of the Tender Offer Conditions other than the Minimum Condition. PhotoWorks agrees that no PhotoWorks Common Shares held by PhotoWorks or any of its Subsidiaries will be tendered in the Offer.

(b) Subcorp shall file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO with respect to the Offer on the date that the Offer is commenced, which Tender Offer Statement shall include an offer to purchase, form of transmittal letter and form of notice of guaranteed delivery (together with any supplements or amendments thereto, collectively, the “Offer Documents”) and, subject to PhotoWorks’s compliance with Section 2.2(c), cause the Offer Documents to be disseminated to the PhotoWorks Shareholders in accordance with the applicable requirements of the Exchange Act. The Offer Documents shall comply in all material respects with the Exchange Act and, on the date first filed with the SEC and on the date first published, sent or given to the PhotoWorks Shareholders and at the Acceptance Time, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no covenant, agreement, representation or warranty is made by Parent or Subcorp with respect to information supplied by PhotoWorks for inclusion or incorporation by reference in the Offer Documents. PhotoWorks, Parent and Subcorp each agree promptly to correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect, and Parent further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and disseminated to the PhotoWorks Shareholders to the extent required by Applicable Law. PhotoWorks shall promptly furnish to Parent and Subcorp all information concerning PhotoWorks that is required or reasonably requested by Parent or Subcorp in connection with the obligations relating to the Offer Documents contained in this Section 2.1(b). PhotoWorks and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents, each time sufficiently in advance of any such document being filed with the SEC, and Parent and Subcorp shall give reasonable and good faith consideration to any comments made by PhotoWorks and its counsel. Parent and Subcorp shall provide PhotoWorks and its counsel with (i) any comments or other communications, whether written or oral, that Parent, Subcorp or their counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO or Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of Parent and Subcorp to those comments and to provide comments on that response (to which reasonable and good-faith consideration shall be given), including by participating with Parent and Subcorp or their counsel in any discussions or meetings with the SEC.

(c) Subject to the terms and conditions set forth in the Offer Documents, the Offer shall remain open until midnight, New York City time, at the end of the twentieth Business Day after the date that the Offer is commenced (the “Expiration Date”), unless the period of time for which the Offer is open shall have been extended pursuant to, and in accordance with, this Section 2.1(c) or as may be required by Applicable Law, in which event the term “Expiration Date” shall mean the latest time and date that the Offer, as so extended, may expire. If any of the Tender Offer Conditions are not satisfied or waived on any Expiration Date, Subcorp may extend the Offer from time to time for one or more periods of time up to ten Business Days (or such longer period as PhotoWorks may agree in writing) per extension until such Tender Offer Conditions have been satisfied or waived. Subcorp shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer. If all of the Tender Offer Conditions are satisfied but the number of PhotoWorks Common Shares that have been validly tendered and not withdrawn in the Offer and accepted for payment, together with any PhotoWorks Common Shares then owned by Parent, is less than 90% of the outstanding PhotoWorks Common Shares, Subcorp may, without the consent of PhotoWorks, commence a subsequent offering period (as provided in Rule 14d-11 under the Exchange Act) for three to twenty Business Days to acquire outstanding PhotoWorks Common Shares.

(d) Subject to the terms and conditions set forth in this Agreement and to satisfaction or waiver of the Tender Offer Conditions, Subcorp shall, and Parent shall cause it to, as soon as practicable after the Expiration Date, accept for payment and pay for all PhotoWorks Common Shares that have been validly tendered and not withdrawn pursuant to the Offer. If Subcorp shall commence a subsequent offering period in connection with the Offer, Subcorp shall accept for payment and pay for all additional PhotoWorks Common Shares validly tendered during such subsequent offering period.

(e) Subcorp shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Offer (or in connection with any subsequent offering period) any such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Applicable Law relating to Taxes.

2.2 PhotoWorks Action.

(a) PhotoWorks hereby approves of and consents to the Offer, and represents and warrants that the Board of Directors of PhotoWorks, at a meeting duly called and held, has, subject to the terms and conditions set forth in this Agreement, unanimously (i) approved this Agreement, and deemed this Agreement, the Offer, the Merger and the transactions contemplated by this Agreement advisable, fair to and in the best interests of the PhotoWorks Shareholders; (ii) approved this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, in all respects, and such approval constitutes approval of the Offer, the Merger, this Agreement and the Tender Agreements for purposes of Section 23B.19.040 of the WBCA; and (iii) resolved to recommend that the PhotoWorks Shareholders accept the Offer, tender their PhotoWorks Common Shares in the Offer, and, to the extent required by Applicable Law, approve the Merger and approve this Agreement (the “PhotoWorks Board Recommendation”). PhotoWorks consents to the inclusion of such approval and the PhotoWorks Board Recommendation in the Offer Documents, subject to Section 7.3(d)(iii)(C).

(b) PhotoWorks agrees to file with the SEC, as soon as reasonably practicable on the day that the Offer is commenced, a Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer (together with any amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 7.3(d)(iii)(C), contains the PhotoWorks Board Recommendation and to promptly mail the Schedule 14D-9 to the PhotoWorks Shareholders together with the Offer Documents and cause the Offer Documents and the Schedule 14D-9 to be disseminated to the PhotoWorks Shareholders in accordance with the applicable requirements of the Exchange Act. The Schedule 14D-9 shall comply in all material respects with the Exchange Act and, on the date filed with the SEC and on the date first published, sent or given to the PhotoWorks Shareholders and at the Acceptance Time, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no covenant, agreement, representation or warranty is made by PhotoWorks with respect to the information supplied by Parent or Subcorp for inclusion or incorporation by reference in the Schedule 14D-9. PhotoWorks, Parent and Subcorp each agree promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect, and PhotoWorks further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the PhotoWorks Shareholders to the extent required by Applicable Law. Parent and Subcorp shall promptly furnish to PhotoWorks all information concerning Parent and Subcorp that is required or reasonably requested by PhotoWorks in connection with the obligations relating to the Schedule 14D-9 contained in this Section 2.2(b). Parent, Subcorp and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 each time sufficiently in advance of its filing with the SEC, and PhotoWorks shall give reasonable and good faith consideration to any comments made by Parent, Subcorp or their counsel. PhotoWorks shall provide Parent and its counsel with (i) any comments or other communications, whether written or oral, that PhotoWorks or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of PhotoWorks to those comments and to provide comments on that response (to which reasonable and good-faith consideration shall be given), including by participating with PhotoWorks or its counsel in any discussions or meetings with the SEC.

(c) In connection with the Offer, PhotoWorks promptly will furnish (or cause its transfer agent to furnish) Parent and Subcorp with mailing labels, security position listings and any available listing or computer files containing the names and addresses of the PhotoWorks Shareholders, each as of a recent date, and shall furnish Subcorp with such additional information and assistance (including updated lists of the PhotoWorks Shareholders, mailing labels and lists of securities positions) as Subcorp or its agents may reasonably request in communicating the Offer (and the Offer Documents, including all amendments and supplements to the Offer Documents) to the record and beneficial holders of PhotoWorks Common Shares. Except as required by Applicable Law, and except as necessary to communicate the Offer, the Merger or the transactions contemplated by this Agreement to the PhotoWorks Shareholders, Parent and Subcorp (and their respective representatives) shall hold in confidence the information contained in any such labels, listings and files, shall use such information solely in connection with the Offer and the Merger, and, if this Agreement is terminated or the Offer is otherwise terminated, shall promptly deliver or cause to be delivered to PhotoWorks or destroy all copies of such information, labels, listings and files then in their possession or in the possession of their agents or representatives.

(d) PhotoWorks grants to Parent and Subcorp an irrevocable and assignable option (the “Merger Option”) to purchase up to that number of newly issued PhotoWorks Common Shares (the “Merger Option Shares”) equal to the number of PhotoWorks Common Shares that, when added to the number of PhotoWorks Common Shares owned by Parent and Subcorp immediately following consummation of the Offer, shall constitute one share more than 90% of the PhotoWorks Common Shares then outstanding on a fully diluted basis (after giving effect to the issuance of the Merger Option Shares) for consideration per Merger Option Share equal to the Offer Price.

(e) The Merger Option shall be exercisable only after the purchase of and payment for PhotoWorks Common Shares pursuant to the Offer by Parent or Subcorp as a result of which Parent and Subcorp own beneficially at least 80% of the outstanding PhotoWorks Common Shares. The Merger Option shall not be exercisable if the number of PhotoWorks Common Shares subject thereto exceeds the number of authorized PhotoWorks Common Shares available for issuance.

(f) In the event that Parent or Subcorp wish to exercise the Merger Option, Subcorp shall give PhotoWorks one Business Day’s prior written notice specifying the number of PhotoWorks Common Shares that are owned by Parent and Subcorp immediately following consummation of the Offer and specifying a place and a time for the closing of the purchase. PhotoWorks shall, as soon as practicable following receipt of such notice, deliver written notice to Subcorp specifying the number of Merger Option Shares. At the closing of the purchase of the Merger Option Shares, Parent or Subcorp shall pay to PhotoWorks an amount equal to the product of (i) the number of PhotoWorks Common Shares purchased pursuant to the Merger Option, multiplied by (ii) the Offer Price, which amount shall be paid in cash (by wire transfer or cashier’s check) or, at the election of Parent or Subcorp, by delivery of a promissory note having full recourse to Parent.

2.3 Board of Directors.

(a) Subject to compliance with Applicable Law, promptly upon the acceptance for payment of PhotoWorks Common Shares by Parent or Subcorp or any of their Affiliates pursuant to and in accordance with the terms of the Offer (the “Acceptance Time”) and from time to time thereafter, Parent shall be entitled to designate up to such number of directors, rounded to the nearest whole number constituting at least a majority of the directors, on the Board of Directors of PhotoWorks as will give Subcorp representation on the Board of Directors of PhotoWorks equal to the product of the number of directors on the Board of Directors of PhotoWorks (giving effect to any increase in the number of directors pursuant to this Section 2.3) and the percentage that the number of PhotoWorks Common Shares beneficially owned by Parent, Subcorp or its Affiliates bears to the total number of PhotoWorks Common Shares then outstanding, and PhotoWorks shall use reasonable best efforts to, upon Parent’s request, promptly, at Parent’s election, either increase the size of the Board of Directors of PhotoWorks or seeking and accepting the resignation of such number of directors as is necessary to enable Parent’s designees to be elected to the Board of Directors of PhotoWorks and to cause Parent’s designees to be so elected. At such times, PhotoWorks will cause individuals designated by Parent to constitute such number of members of each committee of the Board of Directors of PhotoWorks, rounded up to the next whole number, that represents the same percentage as such individuals represent on the Board of Directors of PhotoWorks. Notwithstanding anything to the contrary in this Agreement, at least one member of the Board of Directors of PhotoWorks on the date of this Agreement shall be entitled to remain on the Board of Directors of PhotoWorks until the occurrence of the Effective Time.

(b) PhotoWorks’s obligation to appoint designees to the Board of Directors of PhotoWorks shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act. PhotoWorks shall promptly take all action required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act in order to fulfill its obligations under this Section 2.3, and shall include in the Schedule 14D-9 such information with respect to PhotoWorks and its officers and directors as is required pursuant to such Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act in order to fulfill its obligations under this Section 2.3 and the U.S. federal securities laws. Parent shall provide to PhotoWorks, and shall be solely responsible for, the information and consents with respect to Parent and its designees, officers, directors and affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act.

ARTICLE III

THE MERGER

3.1 The Merger.  Upon the terms and subject to the conditions hereof, and in accordance with the provisions of the WBCA, Subcorp shall be merged with and into PhotoWorks following the satisfaction or waiver of the conditions set forth in Article VIII. Following the Merger, the separate corporate existence of Subcorp shall cease, and PhotoWorks shall continue its existence under the laws of the State of Washington. PhotoWorks, in its capacity as the corporation surviving the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

3.2 Effective Time.  The Merger shall be consummated by filing with the Secretary of State of the State of Washington (the “Washington Secretary of State”) articles of merger (the “Articles of Merger”) in such form as is required by and executed in accordance with Section 23B.11.050 of the WBCA. The Merger shall become effective (the “Effective Time”) when the Articles of Merger has been filed with the Washington Secretary of State or at such later time as shall be specified in the Articles of Merger. Prior to the filing referred to in this Section 3.2, a closing (the “Closing”) shall be held at the offices of Baker & Hostetler LLP, 3200 National City Center, 1900 East 9th Street, Cleveland, Ohio, or such other place as the parties may agree on a date (the “Closing Date”) specified by Parent, which date shall be within ten Business Days following the date upon which all conditions set forth in Article VIII hereof have been satisfied or waived; provided, however, this Agreement may be terminated pursuant to and in accordance with Article IX such that Parent, Subcorp and PhotoWorks shall not be required to effect the Closing.

3.3 Effects of the Merger.  The Merger shall have the effects set forth in Section 23B.11.060 of the WBCA.

3.4 Articles of Incorporation and Bylaws.  The Articles of Merger shall provide that at the Effective Time (i) the Articles of Incorporation of the Surviving Corporation as in effect immediately prior to the Effective Time shall be amended as of the Effective Time so as to contain the provisions, and only the provisions, contained immediately prior thereto in the Articles of Incorporation of Subcorp, except for Article FIRST thereof, which shall continue to read “The name of the corporation is PhotoWorks, Inc.”, and (ii) the Bylaws of Subcorp in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation, in each case until amended in accordance with Applicable Law.

3.5 Directors and Officers.  From and after the Effective Time, the officers of PhotoWorks shall be the officers of the Surviving Corporation and the directors of Subcorp shall be the directors of the Surviving Corporation, in each case until their respective successors are duly elected and qualified. On the Closing Date, PhotoWorks shall deliver to Parent evidence satisfactory to Parent of the resignations of the directors of PhotoWorks, such resignations to be effective as of the Effective Time.

3.6 Additional Actions.  If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are reasonably necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of PhotoWorks, or (b) otherwise carry out the provisions of this Agreement, PhotoWorks shall execute and deliver all such deeds, assignments or assurances in law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the provisions of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of PhotoWorks or otherwise to take any and all such action.

ARTICLE IV

CONVERSION OF SECURITIES

4.1 Conversion of Capital Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Subcorp or PhotoWorks:

(a) Each common share, $0.01 par value, of Subcorp issued and outstanding immediately prior to the Effective Time shall be converted into one common share, $0.01 par value, of the Surviving Corporation. Such common shares shall thereafter constitute all of the issued and outstanding capital shares of the Surviving Corporation.

(b) Each PhotoWorks Common Share issued and outstanding immediately prior to the Effective Time (other than PhotoWorks Common Shares to be cancelled in accordance with Section 4.1(c) and Dissenting Shares (each, an “Excluded Share”)) shall be converted into and represent the right to receive an amount of cash, without interest, equal to the Offer Price (the “Merger Consideration”). At the Effective Time, all PhotoWorks Common Shares will no longer be outstanding and will be cancelled and will cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such PhotoWorks Common Shares (each, a “Certificate”) will cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

(c) Each capital share of PhotoWorks held in the treasury of PhotoWorks or held by any of its direct or indirect Subsidiaries, and each capital share of PhotoWorks owned by Parent or Merger Sub, shall be cancelled and retired and no payment shall be made in respect thereof.

4.2 Surrender of Certificates.

(a) Paying Agent.  Prior to the Effective Time, for the benefit of the holders of PhotoWorks Common Shares (other than Excluded Shares), Subcorp will designate, or cause to be designated, a bank or trust company that is reasonably acceptable to PhotoWorks (the “Paying Agent”) to act as agent for the payment of the Merger Consideration in respect of Certificates upon surrender of such Certificates (or effective affidavits of loss in lieu thereof) in accordance with this Article IV from time to time after the Effective Time. Promptly after the Effective Time, the Surviving Corporation will deposit, or cause to be deposited, with the Paying Agent cash in an amount sufficient for the payment of the aggregate Merger Consideration upon surrender of such Certificates (such cash being herein referred to as the “Payment Fund”). The Paying Agent will invest the Payment Fund as directed by the Surviving Corporation.

(b) Payment Procedures.  As promptly as practicable after the Effective Time, the Surviving Corporation will instruct the Paying Agent to mail to each holder of record of PhotoWorks Common Shares (other than Excluded Shares) a letter of transmittal in customary form as reasonably agreed by the parties specifying that delivery will be effected, and risk of loss and title to Certificates will pass, only upon proper delivery of Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent and instructions for use in effecting the surrender of the Certificates (or effective affidavits of loss in lieu thereof) in exchange for the Merger Consideration. Upon the proper surrender of a Certificate (or effective affidavit of loss in lieu thereof) to the Paying Agent, together with a properly completed letter of transmittal, duly executed, and such other documents as may reasonably be requested by the Paying Agent (or, if such PhotoWorks Common Shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such shares to the Paying Agent on a book-entry account statement (it being understood that any references herein to Certificates shall be deemed to include references to book-entry account statements relating to the ownership of PhotoWorks Common Shares)), the holder of such Certificate will be entitled to receive in exchange therefor cash in the amount (after giving effect to any required tax withholdings) that such holder has the right to receive pursuant to this Article IV, and the Certificate so surrendered will forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of PhotoWorks Common Shares that is not registered in the transfer records of PhotoWorks, cash to be paid upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(c) Withholding Taxes.  The Surviving Corporation and the Paying Agent will be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement to any holder of PhotoWorks Common Shares or holder of Options or Warrants any amounts required to be deducted and withheld with respect to such payments under the Code and the rules and Treasury Regulations promulgated thereunder, or any provision of state, local or foreign Tax law. Any amounts so deducted and withheld will be treated for all purposes of this Agreement as having been paid to the holder of PhotoWorks Common Shares or holder of Options or Warrants, as the case may be, in respect of which such deduction and withholding was made.

(d) No Further Transfers.  After the Effective Time, there will be no transfers on the stock transfer books of PhotoWorks of PhotoWorks Common Shares, Options or Warrants that were outstanding immediately prior to the Effective Time other than to settle transfers of shares, Options or Warrants that occurred prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Paying Agent, they will be cancelled and exchanged for the Merger Consideration as provided in this Article IV.

(e) Termination of Payment Fund.  Any portion of the Payment Fund that remains undistributed to the holders of the Certificates on the date that is six months after the Effective Time will be delivered to the Surviving Corporation, on demand, and any holder of a Certificate who has not theretofore complied with this Article IV will thereafter look only to the Surviving Corporation for payment of his or her claims for the Merger Consideration. If any Certificates shall not have been surrendered prior to four years after the Effective Time (or immediately prior to such earlier date on which the Merger Consideration payable with respect to such Certificate would otherwise escheat to or become the property of any Governmental Authority pursuant to abandoned property, escheat or similar laws), any Merger Consideration payable with respect to such Certificate shall, to the extent permitted by Applicable Laws, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, Subcorp, PhotoWorks, the Surviving Corporation, the Paying Agent or any other Person will be liable to any former holder of PhotoWorks Common Shares, Options or Warrants for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(f) Lost, Stolen or Destroyed Certificates.  In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in customary amount and upon such terms as the Surviving Corporation may determine are necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration pursuant to this Agreement.

4.3 Treatment of Options.

(a) Each option to purchase PhotoWorks Common Shares (each, an “Option”) that is outstanding immediately prior to the Effective Time (whether or not then vested or exercisable and without regard to the exercise price of such Options) will be cancelled as of the Effective Time, and shall solely represent the right to receive from the Surviving Corporation, in accordance with this Section 4.3(a), the Option Consideration, if any, described below, with respect to such Option. At the Effective Time, each Option that is cancelled in accordance with the foregoing sentence will be converted into the right to receive: (A) an amount equal to (x) the excess, if any, of the Merger Consideration over the exercise price per PhotoWorks Common Share of such Option, multiplied by (y) the number of PhotoWorks Common Shares subject to such Option (with the aggregate amount of such payment to each holder in respect of all Options held rounded down to the nearest whole cent) (the “Option Consideration”). The Option Consideration, if any, payable with respect to any Option shall be payable by the Surviving Corporation at the time the related payment of the Merger Consideration is payable to holders of Certificates, subject to the conditions of this Section 4.3. The holders of Options will have no further rights in respect of any Options from and after the Effective Time. In order to receive the amount to which a holder of an Option is entitled under this Section, the holder must deliver to PhotoWorks (1) any award agreement, certificate or other document evidencing such Option and (2) a document pursuant to which the holder acknowledges that the payment the holder is receiving or is to receive is in full satisfaction of any rights the holder may have under or with regard to the Option.

(b) Prior to the Effective Time, the Board of Directors of PhotoWorks, or an appropriate committee thereof, will adopt such resolutions and will take such other actions as shall be required to effectuate the actions contemplated by this Section 4.3, without paying any consideration or incurring any debts or obligations on behalf of PhotoWorks or the Surviving Corporation other than the payment of the Option Consideration as provided in this Section 4.3.

4.4 Treatment of Warrants.  From and after the date hereof until the Effective Time, PhotoWorks shall use its reasonable best efforts in accordance with Applicable Law to (a) cause each warrant to purchase PhotoWorks Common Shares (each, a “Warrant”) to be exercised and cancelled in accordance with its terms and/or (b) cause the holder of any unexercised Warrant that by its terms does not expire as of or before the Effective Time to enter into an agreement with PhotoWorks, in form and substance reasonably satisfactory to Parent (each, a “Warrant Cash Out Agreement”), pursuant to which the holder of such Warrant agrees to receive from the Surviving Corporation, subject to the consummation of the Merger and in exchange for the cancellation of such Warrant, the Warrant Consideration, if any, described below with respect to such Warrant.

Subject to consummation of the Merger, each Warrant with respect to which PhotoWorks or the Surviving Corporation has received a valid and effective Warrant Cash Out Agreement will be cancelled in exchange for: (A) an amount equal to (x) the excess, if any, of the Merger Consideration over the exercise price per PhotoWorks Common Share of such Warrant, multiplied by (y) the number of PhotoWorks Common Shares subject to such Warrant (the “Warrant Consideration”). The Warrant Consideration payable with respect to any Warrant shall be payable by the Surviving Corporation at the time the related payment of the Merger Consideration is payable to holders of Certificates, subject to the conditions of this Section 4.4. The holders of such Warrants will have no further rights in respect thereof from and after the Effective Time. In order to receive the applicable Warrant Consideration, the holder must first deliver to PhotoWorks or the Surviving Corporation (1) the warrant agreement, certificate or other document evidencing such Warrant and (2) a valid and executed Warrant Cash Out Agreement with respect to such Warrant.

4.5 Adjustments.  Notwithstanding any provision of this Article IV to the contrary, if between the date of this Agreement and the Effective Time the outstanding PhotoWorks Common Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any dividend on the capital shares, subdivision, reclassification, recapitalization, share split (including a reverse share split), combination, exchange of shares or similar transaction, the Merger Consideration shall be equitably adjusted to reflect such dividend, subdivision, reclassification, recapitalization, share split (including a reverse share split), combination, exchange of shares or similar transaction.

4.6 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the WBCA, PhotoWorks Common Shares that are outstanding immediately prior to the Effective Time and that are held by any PhotoWorks Shareholder who is entitled to demand and properly demands the appraisal for such shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 23B.13 of the WBCA shall not be converted into, or represent the right to receive, the Merger Consideration. Any such PhotoWorks Shareholder shall instead be entitled to receive payment for such shareholder’s Dissenting Shares in accordance with the provisions of Section 23B.13 of the WBCA; provided, however, that all Dissenting Shares held by any PhotoWorks Shareholder who shall have failed to perfect or who otherwise shall have withdrawn, in accordance with the WBCA, or lost such PhotoWorks Shareholder’s rights to appraisal of such shares under the WBCA, shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender of the Certificate or Certificates that formerly evidenced such shares in the manner provided in this Article IV or, if a portion of the Payment Fund deposited with the Paying Agent to pay for shares that become Dissenting Shares has been delivered to the Surviving Corporation in accordance with this Article IV, upon demand to the Surviving Corporation.

(b) PhotoWorks shall give Parent (i) prompt notice of any dissenters’ rights demands received by PhotoWorks for any PhotoWorks Common Shares, withdrawals of such demands and any other instruments served pursuant to the WBCA and received by PhotoWorks and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to such demands. PhotoWorks shall not, except with the prior written consent of Parent, make any payment or agree to make any payment with respect to, or offer to settle or settle, any such demands.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUBCORP

Parent and Subcorp hereby represent and warrant to PhotoWorks as follows:

5.1 Organization and Standing.  Each of Parent and Subcorp is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation with full power and authority (corporate and other) to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Each of Parent and Subcorp is duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, makes such qualification necessary, except where the failure to be so qualified or in good standing in such jurisdiction would not have a Parent Material Adverse Effect. Parent is not in default in the performance, observance or fulfillment of any provision of its Articles of Incorporation, as amended and restated (the “Parent Articles”), or Bylaws, as amended and restated (the “Parent Bylaws”), and Subcorp is not in default in the performance, observance or fulfillment of any provisions of its Articles of Incorporation or Bylaws.

5.2 Corporate Power and Authority.

(a) Each of Parent and Subcorp has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of Parent and Subcorp (and are not required to be authorized or adopted by Parent’s shareholders). This Agreement has been duly executed and delivered by each of Parent and Subcorp, and constitutes the legal, valid and binding obligation of each of Parent and Subcorp enforceable against each of them in accordance with its terms.

5.3 Capitalization of Subcorp.  Subcorp’s authorized capital shares consist solely of 1,000 common shares, par value $.01 per share (“Subcorp Common Shares”), of which, as of the date hereof, 100 were issued and outstanding and none were reserved for issuance. As of the date hereof, all of the outstanding Subcorp Common Shares are owned by Parent free and clear of any Liens (except Permitted Liens), claims or encumbrances.

5.4 Conflicts; Consents and Approval.  Neither the execution and delivery of this Agreement by Parent or Subcorp nor the consummation of the transactions contemplated hereby will:

(a) conflict with, or result in a breach of any provision of, the Parent Articles or Parent Bylaws or the Articles of Incorporation or Bylaws of Subcorp;

(b) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, modify or call a default under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which Parent or any of its Subsidiaries is a party;

(c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of its Subsidiaries or their respective properties or assets; or

(d) require any action or consent or approval of, or review by, or registration or filing by Parent or any of its Affiliates with, any third party or any local, domestic, foreign or multi-national court, arbitral tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority (a “Governmental Authority”), other than registrations or other actions required under federal and state securities laws as are contemplated by this Agreement;

except in the case of (b), (c) and (d) for any of the foregoing that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

5.5 Brokerage and Finder’s Fees.  Neither Parent nor any of its directors, officers or employees has incurred, or will incur, on behalf of Parent, any brokerage, finder’s or similar fee in connection with the transactions contemplated by this Agreement.

5.6 Proxy Statement; Schedule 14D-9.  None of the information provided by Parent or Subcorp for inclusion in the Offer Documents, the Schedule 14D-9 or the Proxy Statement will, on the date that such document is first mailed to the PhotoWorks Shareholders and during the pendency of the Offer and the subsequent offering period, if any (in the case of the Offer Documents and the Schedule 14D-9) and at the time of the PhotoWorks Shareholder Meeting, if any (in the case of the Proxy Statement), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Subcorp with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of PhotoWorks specifically for inclusion or incorporation by reference in the Offer Documents, the Schedule 14D-9 or the Proxy Statement.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PHOTOWORKS

In order to induce Subcorp and Parent to enter into this Agreement, PhotoWorks hereby represents and warrants to Parent and Subcorp that, except as set forth in the disclosure schedule (the “PhotoWorks Disclosure Schedule”) delivered by PhotoWorks to Parent and Subcorp concurrently with the execution of this Agreement, the statements contained in this Article VI are true, correct and complete. The PhotoWorks Disclosure Schedule shall be arranged in paragraphs corresponding to each representation and warranty set forth in this Article VI. Each exception to a representation and warranty set forth in the PhotoWorks Disclosure Schedule shall qualify only the specific representation and warranty of this Article VI that is referenced in the applicable paragraph of the PhotoWorks Disclosure Schedule.

6.1 Organization and Standing.  PhotoWorks is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington with full power and authority (corporate and other) to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. PhotoWorks is duly qualified to do business and in good standing in each jurisdiction listed in Section 6.1 of the PhotoWorks Disclosure Schedule, is not qualified to do business in any other jurisdiction and neither the nature of the business conducted by it nor the property it owns, leases or operates requires it to qualify to do business as a foreign corporation in any other jurisdiction, except where the failure to be so qualified or in good standing in such jurisdiction would not have a PhotoWorks Material Adverse Effect. PhotoWorks is not in default in the performance, observance or fulfillment of any provision of its Articles of Incorporation, as amended and restated (the “PhotoWorks Articles”), or its Bylaws, as in effect on the date hereof (the “PhotoWorks Bylaws”). Attached to Section 6.1 of the PhotoWorks Disclosure Schedule PhotoWorks is a complete and correct copy of the PhotoWorks Articles and the PhotoWorks Bylaws.

6.2 Subsidiaries.  Section 6.2 of the PhotoWorks Disclosure Schedule sets forth a complete and correct list of all of PhotoWorks’s Subsidiaries (the “PhotoWorks Subsidiaries”). All equity interests of the PhotoWorks Subsidiaries held by PhotoWorks or any PhotoWorks Subsidiary are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights. All such equity interests are free and clear of any Liens or any other limitations or restrictions on such equity interests (including any limitation or restriction on the right to vote, pledge or sell or otherwise dispose of such equity interests). PhotoWorks has provided or made available to Parent complete and correct copies of the organizational documents of the PhotoWorks Subsidiaries. PhotoWorks does not own any equity interest in any Person other than in the PhotoWorks Subsidiaries. None of the PhotoWorks Subsidiaries has any operations, employees or material assets.

6.3 Corporate Power and Authority.

(a) PhotoWorks has all requisite corporate power and authority to enter into this Agreement and, subject to the PhotoWorks Shareholder Approval if required by Applicable Law to consummate the Merger, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of PhotoWorks (including by its Board of Directors), subject to the PhotoWorks Shareholder Approval if required by Applicable Law to consummate the Merger. This Agreement has been duly executed and delivered by PhotoWorks and constitutes the legal, valid and binding obligation of PhotoWorks, enforceable against PhotoWorks in accordance with its terms.

6.4 Capitalization of PhotoWorks.

(a) PhotoWorks’s authorized capital shares consists solely of (a) 101,250,000 PhotoWorks Common Shares, of which as of the date hereof, (i) 39,447,073 shares were issued and outstanding, (ii) 3,565,825 shares were reserved for issuance upon the exercise or conversion of outstanding Options, and (iv) 7,321,897 shares were reserved for issuance upon the exercise of Warrants, and (b) 2,000,000 preferred shares, $.01 par value per share, of which 105,000 shares have been designated Series RP Preferred Stock, 15,000 shares have been designated Series A Preferred Stock and 36,830 shares have been designated Series B Preferred Stock, and none of which is issued or outstanding. As of the date hereof, no Common Shares are issued and held in the treasury of PhotoWorks and no Common Shares are held by any PhotoWorks Subsidiary.

(b) Each outstanding capital share of PhotoWorks is duly authorized and validly issued, fully paid and nonassessable, and has not been issued in violation of any preemptive or similar rights. Except as set forth in Section 6.4 of the PhotoWorks Disclosure Schedule, there are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer of any securities of PhotoWorks by PhotoWorks or, to the Knowledge of PhotoWorks, any other Person, nor are there outstanding any securities which are convertible into or exchangeable for any capital shares of PhotoWorks (each, a “Convertible Security”), and PhotoWorks has no obligation of any kind to issue any additional securities or to pay for securities of PhotoWorks or any predecessor. The issuance and sale of all of the capital shares described in this Section 6.4 have been in compliance with federal and state securities laws.

(c) Section 6.4 of the PhotoWorks Disclosure Schedule accurately sets forth the names of, and the number of shares of each class (including the number of shares issuable upon exercise or conversion of the applicable Option, Warrant or Convertible Security and the exercise or conversion price and vesting schedule, if any, with respect thereto) and the number of Options, Warrants and/or Convertible Securities held by, all holders of Options, Warrants and Convertible Securities. No holder of any Option, Warrant, Convertible Security or other right to purchase or otherwise acquire PhotoWorks Common Shares will have any right to acquire any PhotoWorks Common Shares or other equity interest of the Surviving Corporation following the Effective Time.

6.5 Board Recommendation.  The Board of Directors of PhotoWorks, at a meeting duly called and held by its directors on November 27, 2007 (who constituted 100% of the directors then in office), has unanimously resolved to adopt the PhotoWorks Board Recommendation.

6.6 Voting.

(a) If required by Applicable Law to approve the Merger, the PhotoWorks Shareholder Approval is the only vote of the holders of any class or series of the capital shares of PhotoWorks or any PhotoWorks Subsidiary necessary (under the PhotoWorks Articles or the PhotoWorks Bylaws, the WBCA, other Applicable Laws or otherwise) to approve and adopt this Agreement and approve the Merger and the other transactions contemplated thereby.

(b) There are no voting trusts, proxies or similar agreements, arrangements or commitments to which PhotoWorks or any PhotoWorks Subsidiary is a party or, to the Knowledge of PhotoWorks, with respect to the voting of any capital shares of PhotoWorks or any PhotoWorks Subsidiary. There are no bonds, debentures, notes or other instruments of Indebtedness of PhotoWorks or any PhotoWorks Subsidiary that have the right to vote, or that are convertible or exchangeable into or exercisable for securities or other rights having the right to vote, on any matters on which the PhotoWorks Shareholders may vote.

6.7 Conflicts; Consents and Approvals.  Neither the execution and delivery of this Agreement by PhotoWorks nor the consummation of the transactions contemplated hereby will:

(a) conflict with, or result in a breach of any provision of, the PhotoWorks Articles or the PhotoWorks Bylaws or the equivalent organizational documents of any PhotoWorks Subsidiary;

(b) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a default)

under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, modify or call a default under, or result in the creation of any Lien upon any of the properties or assets of PhotoWorks or any PhotoWorks Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which PhotoWorks is a party;

(c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to PhotoWorks or any PhotoWorks Subsidiary; or

(d) require any action or consent or approval of, or review by, or registration or filing by PhotoWorks or any PhotoWorks Subsidiary with, any third party or any Governmental Authority, other than (i) the filing of the Articles of Merger with the Washington Secretary of State, (ii) the filings with the SEC required under the Exchange Act, (iii) the PhotoWorks Shareholder Approval, if required by Applicable Law to approve the Merger, (iv) registrations or other actions required under federal and state securities laws and (vi) consents or approvals of any Governmental Authority set forth in Section 6.7 of the PhotoWorks Disclosure Schedule;

except in the case of clause (b) or (d) for any of the foregoing that are set forth in Section 6.7 of the PhotoWorks Disclosure Schedule, and in the case of clauses (b) through (d) for any of the foregoing that would not, individually or in the aggregate, have a PhotoWorks Material Adverse Effect.

6.8 Absence of Certain Changes.  Except as set forth in Section 6.8 of the PhotoWorks Disclosure Schedule:

(a) Since December 31, 2006, there has not been any PhotoWorks Material Adverse Effect or any change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a PhotoWorks Material Adverse Effect.

(b) Since December 31, 2006 and through the date of this Agreement, PhotoWorks and each PhotoWorks Subsidiary have conducted their business only in the ordinary course consistent with past practice, and there has not been any (i) action or event that, if taken on or after the date of this Agreement without Parent’s consent, would violate any of the provisions of Section 7.3(b) or (ii) agreement or commitment to do any of the foregoing.

6.9 Financial Reports and SEC Documents.

(a) PhotoWorks has filed or furnished all forms, statements, reports and documents required to be filed or furnished by it with the SEC pursuant to applicable securities statutes, regulations, policies and rules since September 25, 2004 (the forms, statements, reports and documents filed or furnished with the SEC since September 25, 2004 and those filed or furnished with the SEC subsequent to the date of this Agreement, if any, including any amendments thereto, the “PhotoWorks SEC Documents”). Each of the PhotoWorks SEC Documents filed or furnished on or prior to the date of this Agreement, at the time of its filing (except as and to the extent such PhotoWorks SEC Document has been modified or superseded in any subsequent PhotoWorks SEC Document filed and publicly available prior to the date of this Agreement), complied, and each of PhotoWorks SEC Documents filed or furnished after the date of this Agreement will comply, in all material respects with the applicable requirements of each of the Exchange Act and the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) and complied or will comply, as applicable, in all material respects with the then-applicable accounting standards. As of their respective dates, except as and to the extent modified or superseded in any subsequent PhotoWorks SEC Document filed and publicly available prior to the date of this Agreement, PhotoWorks SEC Documents did not, and any PhotoWorks SEC Documents filed or furnished with the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The PhotoWorks SEC Documents filed or furnished on or prior to the date of this Agreement included, and if filed or furnished after the date of this Agreement, will include all certificates required to be included therein pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (“SOX”). Neither PhotoWorks nor any of the

PhotoWorks Subsidiaries has outstanding (nor has arranged or modified since the enactment of SOX) any “extension of credit” (within the meaning of Section 402 of SOX) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of PhotoWorks or any of the PhotoWorks Subsidiaries.

(b) Each of the audited and unaudited consolidated balance sheets included in or incorporated by reference into PhotoWorks SEC Documents (including the related notes and schedules) fairly presents or, in the case of PhotoWorks SEC Documents filed or furnished after the date of this Agreement, will fairly present the consolidated financial position of PhotoWorks and the PhotoWorks Subsidiaries as of its date, and each of the audited and unaudited consolidated statements of operations, changes in stockholders’ equity (deficit) and cash flows included in or incorporated by reference into PhotoWorks SEC Documents (including any related notes and schedules) fairly presents or, in the case of PhotoWorks SEC Documents filed or furnished after the date of this Agreement, will fairly present the results of operations, changes in stockholders’ equity (deficit) and cash flows, as the case may be, of PhotoWorks and the PhotoWorks Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to the absence of notes and normal year-end audit adjustments that will not be material in amount or effect or as otherwise permitted by applicable rules and regulations of the SEC), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(c) The management of PhotoWorks has (i) implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to PhotoWorks, including its consolidated subsidiaries, is made known to the chief executive officer and chief financial officer of PhotoWorks by others within those entities, and (ii) disclosed, based on its most recent evaluation, to PhotoWorks’s outside auditors and the audit committee of the Board of Directors of PhotoWorks (A) all significant deficiencies and material weaknesses (as such terms are defined in Rule 12b-2 of the Exchange Act) in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in PhotoWorks’s internal controls over financial reporting.

(d) PhotoWorks maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) access to assets is permitted only in accordance with management’s general or specific authorizations; and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(e) Since January 1, 2005, to the Knowledge of PhotoWorks, (i) neither PhotoWorks nor any PhotoWorks Subsidiary, or any director, officer, employee or independent auditor of PhotoWorks or any PhotoWorks Subsidiary, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of PhotoWorks or any PhotoWorks Subsidiary or their respective internal accounting controls relating to periods after January 1, 2005, including any material complaint, allegation, assertion or claim that PhotoWorks or any PhotoWorks Subsidiary has engaged in questionable accounting or auditing practices (except for any of the foregoing that have been resolved without any material impact on PhotoWorks and the PhotoWorks Subsidiaries, taken as a whole, and except for any of the foregoing which have no reasonable basis), and (ii) no attorney representing PhotoWorks or any PhotoWorks Subsidiary, whether or not employed by PhotoWorks or any PhotoWorks Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation, relating to periods after January 1, 2005, by PhotoWorks or any of its officers, directors, employees or agents to the Board of Directors of PhotoWorks or any committee thereof or, to the Knowledge of PhotoWorks, to any director or officer of PhotoWorks.

6.10 Taxes.

(a) All material Tax Returns required to be filed by or with respect to PhotoWorks or any PhotoWorks Subsidiary have been properly prepared in all material respects and timely filed, and all such Tax Returns (including information provided therewith or with respect thereto) are true, correct and complete in all material respects.

(b) PhotoWorks and the PhotoWorks Subsidiaries have fully and timely paid all material Taxes (whether or not shown to be due on the Tax Returns) required to be paid by any of them. PhotoWorks and the PhotoWorks Subsidiaries have made adequate provision in all material respects for any Taxes that are not yet due and payable for all taxable periods, or portions thereof, ending on or before December 31, 2006 on the most recent financial statements contained in the PhotoWorks SEC Documents to the extent required by GAAP, and PhotoWorks and the PhotoWorks Subsidiaries have not incurred any material Tax since December 31, 2006 except in the ordinary course of business consistent with past practice.

(c) As of the date of this Agreement, there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from PhotoWorks or any PhotoWorks Subsidiary for any taxable period and, to the Knowledge of PhotoWorks, no request for any such waiver or extension is currently pending.

(d) No audit or other proceeding by any Governmental Authority is pending or, to the Knowledge of PhotoWorks, threatened with respect to any Taxes due from or with respect to PhotoWorks or any PhotoWorks Subsidiary.

(e) There are no Liens except for Permitted Liens on any of the assets of PhotoWorks or any of the PhotoWorks Subsidiaries that arose in connection with any failure (or alleged failure) to pay Taxes.

(f) Neither PhotoWorks nor any PhotoWorks Subsidiary has ever been a member of an “affiliated group” of corporations, within the meaning of Section 1504(a) of the Code, other than the affiliated group of which PhotoWorks is the common “parent”.

(g) PhotoWorks and the PhotoWorks Subsidiaries have withheld and paid in all material respects all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(h) Neither PhotoWorks nor any PhotoWorks Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the five-year period ending on the date of this Agreement.

(i) Neither PhotoWorks nor any PhotoWorks Subsidiary is a party to any Tax sharing or similar Tax agreement (other than an agreement exclusively between or among PhotoWorks and the PhotoWorks Subsidiaries) pursuant to which it will have any obligation to make any payments after the Closing Date.

(j) Neither PhotoWorks nor any PhotoWorks Subsidiary has distributed shares of another Person or had its shares distributed by another Person in a transaction that was intended to be governed in whole or in part by Section 355 or 361 of the Code.

(k) Neither PhotoWorks nor any PhotoWorks Subsidiary has engaged in any transaction that has given rise to or would reasonably be expected to give rise to (i) a disclosure obligation with respect to any Person under Section 6111 of the Code and the regulations promulgated thereunder, (ii) a list maintenance obligation with respect to any Person under Section 6112 of the Code and the regulations promulgated thereunder, or (iii) a disclosure obligation as a “reportable transaction” under Section 6011, 6111, 6662 or 6707A of the Code and the regulations promulgated thereunder (or similar provisions of state, local or foreign Tax law).

(l) PhotoWorks has provided or made available to Parent correct and complete copies of (i) all federal and applicable state income Tax Returns and any other material Tax Returns filed by PhotoWorks or any PhotoWorks Subsidiary with respect to which the statute of limitations has not expired and (ii) all material ruling requests, private letter rulings, notices of proposed deficiencies, closing agreements, settlement agreements, tax opinions, and similar documents or communications sent to or received by PhotoWorks or any PhotoWorks Subsidiary relating to Taxes. There are no requests for information currently outstanding from any taxing authority that would reasonably be expected to affect the Taxes of PhotoWorks or any PhotoWorks Subsidiary in any material respect.

(m) Neither PhotoWorks nor any PhotoWorks Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date that would give rise to a liability for Taxes for such period as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date or (v) prepaid amount received on or prior to the Closing Date.

(n) Neither PhotoWorks nor any PhotoWorks Subsidiary has made or is obligated to make any payment that would not be deductible pursuant to Section 162(m) of the Code.

(o) Section 6.10(o) of the PhotoWorks Disclosure Schedule sets forth a complete and accurate list of any PhotoWorks Subsidiary for which a “check-the-box” election under Section 7701 of the Code has been made.

(p) Neither PhotoWorks nor any PhotoWorks Subsidiary is party to any gain recognition agreement under Section 367 of the Code.

(q) No claim has ever been made by an authority in a jurisdiction where PhotoWorks or any PhotoWorks Subsidiary does not file Tax Returns that PhotoWorks or any PhotoWorks Subsidiary is or may be subject to taxation by that jurisdiction.

6.11 Compliance with Law; Permits.

(a) PhotoWorks is in compliance in all respects with, and at all times since January 1, 2004 has been in compliance in all respects with, all applicable laws, statutes, orders, rules, regulations, policies or guidelines promulgated, or judgments, decisions or orders entered by any Governmental Authority (collectively, “Applicable Laws”) relating to PhotoWorks or its business or properties, including the Securities Act, the Exchange Act, any state or federal laws respecting rights of privacy and all rules of professional conduct applicable to PhotoWorks or by which any of its properties are bound or subject, except for failures to comply that, individually or in the aggregate, would not result in a PhotoWorks Material Adverse Effect. PhotoWorks has heretofore made available to Parent copies of all material correspondence from and to any Governmental Authority and inspectors.

(b) PhotoWorks and each PhotoWorks Subsidiary is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to carry on its respective business as it is now being conducted (collectively, the “PhotoWorks Permits”), and there is no Action pending or, to the Knowledge of PhotoWorks, threatened regarding any of the PhotoWorks Permits. Neither PhotoWorks nor any PhotoWorks Subsidiary is in conflict with, or in default or violation of any of the PhotoWorks Permits, except for any such conflicts, defaults or violations which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on PhotoWorks. During the period commencing on January 1, 2004 and ending on the date hereof, neither PhotoWorks nor any PhotoWorks Subsidiary has received any notification with respect to possible conflicts, defaults or violations of Applicable Laws, except for notices relating to possible conflicts, defaults or violations, which conflicts, defaults or violations could not have a Material Adverse Effect on PhotoWorks.

6.12 Intellectual Property.

(a) Set forth on Sections 6.12(a) and 6.12(d) of the PhotoWorks Disclosure Schedule is a complete, true and accurate list and summary description of all PhotoWorks Intellectual Property and all other material Intellectual Property (other than Off-the-shelf Software) and identifies whether PhotoWorks or any PhotoWorks Subsidiary is the owner or licensee of such Intellectual Property. There are no claims, demands or proceedings instituted or pending against PhotoWorks or any PhotoWorks Subsidiary with respect to which PhotoWorks or the PhotoWorks Subsidiary has been served or otherwise received notice, or, to the Knowledge of PhotoWorks, threatened by any Person that contest the validity, use, ownership or enforceability of any Intellectual Property. None of the PhotoWorks Intellectual Property (i) is available for use by any third party without a license or permission from PhotoWorks or the PhotoWorks Subsidiaries and (ii) to the Knowledge of PhotoWorks, is

being infringed. Except as set forth in Section 6.12(a) of the PhotoWorks Disclosure Schedule, none of the PhotoWorks Intellectual Property, the conduct or operation of the business and/or Websites by PhotoWorks or any PhotoWorks Subsidiary or any product manufactured and/or sold by PhotoWorks or any PhotoWorks Subsidiary infringes or is alleged to infringe any intellectual or proprietary rights of any third party. Except as set forth in Section 6.12(a) of the PhotoWorks Disclosure Schedule there are no agreements between PhotoWorks and any Person providing for the payment of royalties, license fees, charges or other amounts in respect of any Intellectual Property. The Intellectual Property listed on Sections 6.12(a) and 6.12(d) of the PhotoWorks Disclosure Schedule constitutes all of the intangible and intellectual property necessary to conduct the operations of its business as it is currently conducted by PhotoWorks and the PhotoWorks Subsidiaries. Except as set forth in Section 6.12(a) of the PhotoWorks Disclosure Schedule, PhotoWorks or a PhotoWorks Subsidiary is the owner of all worldwide right, title, and interest in and to each of the PhotoWorks Intellectual Property, free and clear of all Liens, encumbrances and adverse claims. Neither PhotoWorks nor any PhotoWorks Subsidiary has received any written non-infringement or invalidity opinion of counsel regarding any infringement or invalidity opinions regarding any Intellectual Property.

(b) Section 6.12(b) of the PhotoWorks Disclosure Schedule lists all Registered Intellectual Property and the jurisdiction(s) in which each item of Registered Intellectual Property is filed or registered, including the respective application or registration numbers, filing or registration dates, and any filing requirements and fees due within ninety days from the date of the Closing. Each item of Registered Intellectual Property has been properly filed and maintained (including payment of filing, examination and maintenance fees and proofs of use) and all Registered Intellectual Property is currently in compliance with all formal legal requirements, including the payment of filing, examination and maintenance fees and timely filing of affidavits and renewal applications (to the extent that the time period for payment or filing would have otherwise lapsed or expired), and no Patents and/or Trademarks included in the Registered Intellectual Property have been or are involved in any opposition, interference, invalidation, reexamination or cancellation, other than proceedings for which PhotoWorks or the PhotoWorks Subsidiaries have not received notice.

(c) Except as set forth on Section 6.12(c) of the PhotoWorks Disclosure Schedule, all former and current employees of PhotoWorks and the PhotoWorks Subsidiaries, consultants, contractors and other persons who contributed to the creation or development of any PhotoWorks Intellectual Property, have executed a valid written assignment agreement with PhotoWorks or a PhotoWorks Subsidiary that irrevocably and exclusively assigns to PhotoWorks all of such persons ownership rights in and to such developed PhotoWorks Intellectual Property and any inventions, improvements, or discoveries relating to the business of PhotoWorks and the PhotoWorks Subsidiaries and neither PhotoWorks or any PhotoWorks Subsidiary has any obligation to compensate any employee or other person for the development, use, sale or exploitation of any PhotoWorks Intellectual Property. No governmental resources or funding, facilities or services of a university, college, other educational institution or research center or funding from third parties was used in the development of any PhotoWorks Intellectual Property.

(d) Section 6.12(d) of the PhotoWorks Disclosure Schedule sets forth (i) a complete list of all Software owned, used and licensed by the PhotoWorks and the PhotoWorks Subsidiaries, other than non-custom and off-the-shelf software with a total replacement value of less than $1,000 that are not material to its business (“Off-the-shelf Software”), and indicates whether such Software is owned or licensed by PhotoWorks and the PhotoWorks Subsidiaries, and (ii) for each service provided and/or product sold, licensed, or otherwise provided, supported or maintained by PhotoWorks and/or any PhotoWorks Subsidiary, whether the use or operation of such service and/or product by any customer or end user on any third party hardware or software platform (a “Third Party Platform”) requires such customer or end user to enter into an agreement or license with the owner of such Third Party Platform. Except as set forth on Section 6.12(d) of the PhotoWorks Disclosure Schedule, neither PhotoWorks nor any PhotoWorks Subsidiary has incorporated in any Intellectual Property, or with any products distributed, marketed, or sold by PhotoWorks or the PhotoWorks Subsidiaries, any (i) open source code or (ii) other public software that requires, as a condition of use, modification and/or distribution of such public software, that other software incorporated, combined, derived from and/or distributed with such public software, be: (A) disclosed or distributed in source code form; (B) licensed for the purpose of making derivative works; (C) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind; or (D) redistributable at no charge. None of the Software included in the PhotoWorks Intellectual Property is subject to any escrow agreement or any other arrangements which provides license or access to the source code of the Software to a third party.

(e) Section 6.12(e) of the PhotoWorks Disclosure Schedule contains a list of all currently existing agreements, contracts, licenses, sublicenses, assignments and indemnities to which PhotoWorks and the PhotoWorks Subsidiaries are a party and which relate to any Intellectual Property to which PhotoWorks or any PhotoWorks Subsidiary are a party or by which PhotoWorks or any PhotoWorks Subsidiary is bound, except for any licenses relating to any Off-the-shelf-Software. PhotoWorks and the PhotoWorks Subsidiaries have performed (or will perform) in all material respects all obligations imposed upon them thereunder which are required to be performed by them on or prior to the Closing, and neither PhotoWorks or any PhotoWorks Subsidiary nor, to the Knowledge of PhotoWorks, any other party thereto, is in breach of or default thereunder in any respect, nor is there any event which with notice or lapse of time or both would constitute a default thereunder. All of the Intellectual Property licenses, assignments and other agreements listed on Section 6.12(e) of the PhotoWorks Disclosure Schedule are valid and enforceable against the parties thereto in accordance with their respective terms, and, except as set forth on Section 6.12(e) of the PhotoWorks Disclosure Schedule, will continue to be so on identical terms immediately following the Closing.

(f) PhotoWorks and the PhotoWorks Subsidiaries have taken reasonable precautions to protect the secrecy, confidentiality, and value of its Trade Secrets, including the signing by all persons hired by PhotoWorks or any PhotoWorks Subsidiary of agreements that contain obligations to protect confidentiality of Trade Secrets, and the signing by all third parties with disclosure to or access to Trade-Secrets of valid and binding non-disclosure agreements, and the Trade Secrets are not part of the public knowledge or literature and have not been used, divulged, or appropriated either for the benefit of any Person or to the detriment of PhotoWorks or the PhotoWorks Subsidiaries.

(g) Based on the current traffic forecasts for each website owned and operated by PhotoWorks and PhotoWorks Subsidiaries (“Websites”), to the Knowledge of PhotoWorks, PhotoWorks and each PhotoWorks Subsidiary presently have adequate computer, hardware, and personnel resources to help ensure that no service outages will occur due to insufficient data storage, memory, server or related reasons and to accommodate anticipated increases in data storage and traffic levels. PhotoWorks and each PhotoWorks Subsidiary takes commercially reasonable steps to protect the integrity and security of its Websites, software, databases, systems, networks and all proprietary information and Personally Identifiable Information stored or contained therein or transmitted thereby from unauthorized or improper access, modification, transmittal or use. In the last twelve months, the Websites and networks owned or used by PhotoWorks and the PhotoWorks Subsidiaries in the conduct or operation of their business have not experienced any material disruption, interruption or major outage. PhotoWorks and PhotoWorks Subsidiaries do not distribute spyware and adware in connection with their business.

(h) The privacy policies published on the Websites or otherwise made available by PhotoWorks and PhotoWorks Subsidiaries to third parties regarding the collection, retention, use or distribution of Personally Identifiable Information (“Privacy Statement”), include, at a minimum, accurate notice to users of any Websites about PhotoWorks and PhotoWorks Subsidiaries collection, retention, use and disclosure policies and practices with respect to any data that identifies or locates a particular person (“Personally Identifiable Information”). PhotoWorks and PhotoWorks Subsidiaries do not knowingly collect information from or target children or minors in its Website content. PhotoWorks and PhotoWorks Subsidiaries do not sell, rent or otherwise make available to third parties (except those parties identified in the Privacy Statement and in accordance with applicable laws and regulations) any Personally Identifiable Information submitted by visitors of any Website. PhotoWorks and PhotoWorks Subsidiaries are and have been at all times in compliance with the applicable privacy obligations under any applicable laws, rules and regulations relating to use of the Personally Identifiable Information and neither the execution, delivery or performance of this Agreement by PhotoWorks will violate or conflict with such laws, rules and/or regulations. PhotoWorks and PhotoWorks Subsidiaries are not a party to any contract or subject to any other obligation that, following the date of this Agreement, would prevent the Surviving Corporation and/or its Affiliates from using the Personally Identifiable Information in a manner consistent with the Privacy Statement. PhotoWorks and PhotoWorks

Subsidiaries have not received any notice of claims or controversies regarding the Privacy Statement or any terms of use of the Websites or their implementation.

6.13 Title to and Condition of Properties.

(a) Each of PhotoWorks and the PhotoWorks Subsidiaries has good, valid and indefeasible title to all of its material assets and properties of every kind, nature and description, tangible or intangible, wherever located, which constitute all of the property now used in and necessary for the conduct of its business as presently conducted (including all material property and assets shown or reflected on the Reference Balance Sheet). All such assets and properties are owned free and clear of all Liens except for Permitted Liens. To the Knowledge of PhotoWorks, all such properties are usable for their current uses without violating any Applicable Laws, or any applicable private restriction, and such uses are legal conforming uses. No financing statement under the Uniform Commercial Code or similar law naming PhotoWorks or any PhotoWorks Subsidiary, or any of their predecessors, is on file in any jurisdiction in which PhotoWorks or any PhotoWorks Subsidiary owns property or does business, and neither PhotoWorks nor any PhotoWorks Subsidiary is a party to or bound under any material agreement or legal obligation authorizing any party to file any such financing statement. Section 6.13(a) of the PhotoWorks Disclosure Schedule contains a complete and accurate list of the location of all real property which is owned, leased or operated by PhotoWorks or any PhotoWorks Subsidiary and describes the nature of PhotoWorks’s or the PhotoWorks Subsidiary’s interest in that real property.

(b) All real property, plants and structures and all machinery and equipment and tangible personal property owned, leased or used by PhotoWorks or any PhotoWorks Subsidiary and material to the operation of its respective business are reasonably suitable for the purpose or purposes for which they are being used (including material compliance with all Applicable Laws) and are in good condition and repair, ordinary wear and tear excepted. Section 6.13(b) of the PhotoWorks Disclosure Schedule lists, and PhotoWorks has furnished or made available to Parent, copies of all engineering, geologic and environmental reports prepared by or for PhotoWorks or any PhotoWorks Subsidiary with respect to the real property owned, leased or used by PhotoWorks or any PhotoWorks Subsidiary.

(c) Except as set forth in Section 6.13(c) of the PhotoWorks Disclosure Schedule, no real or personal property owned, leased, or used by PhotoWorks or any PhotoWorks Subsidiary has been used to produce, process, store, handle, or transport any hazardous or toxic substance or waste (as those terms are defined or described in any of the Applicable Laws relating to the protection, preservation, conservation, restoration or quality of the environment), except to the extent immaterial quantities of hazardous substances are used as an incidental aspect of the operation of its respective business. To the Knowledge of PhotoWorks, no hazardous or toxic substance or waste has been disposed of, released or discharged on, leaked from, or has otherwise contaminated any real property now or heretofore owned, leased or used by PhotoWorks or any PhotoWorks Subsidiary. No asbestos or substances containing material quantities of asbestos have been installed in any such property.

6.14 Litigation.  Except as set forth in Section 6.14 of the PhotoWorks Disclosure Schedule, there is no suit, claim, action, proceeding or investigation (an “Action”) pending or, to the Knowledge of PhotoWorks, threatened against PhotoWorks or any PhotoWorks Subsidiary, or any officer or director of PhotoWorks or any PhotoWorks Subsidiary that, individually or in the aggregate, if adversely determined, would have a PhotoWorks Material Adverse Effect. Neither PhotoWorks nor any PhotoWorks Subsidiary is subject to any outstanding order, writ, injunction or decree which, individually or in the aggregate, insofar as can be reasonably foreseen, could have a PhotoWorks Material Adverse Effect. Except as set forth in Section 6.14 of the PhotoWorks Disclosure Schedule, since January 1, 2004, (i) there has not been any Action asserted, or to the Knowledge of PhotoWorks, threatened against PhotoWorks or any PhotoWorks Subsidiary relating to PhotoWorks’s or a PhotoWorks Subsidiary’s method of doing business or its relationship with past, existing or future users or purchasers of any goods or services of PhotoWorks or any PhotoWorks Subsidiary and (ii) neither PhotoWorks nor any PhotoWorks Subsidiary has been subject to any outstanding order, writ, injunction or decree relating to PhotoWorks’s or a PhotoWorks Subsidiary’s method of doing business or its relationship with past, existing or future customers, lessees, users, purchasers or licensees of any Intellectual Property, goods or services of PhotoWorks or any PhotoWorks Subsidiary.

6.15 Employee Benefit Plans.

(a) Section 6.15(a) of the PhotoWorks Disclosure Schedule contains a correct and complete list of each Plan. No entity is a member of PhotoWorks “controlled group” (within the meaning of Section 414(b) or (c) of the Code) other than PhotoWorks and the PhotoWorks Subsidiaries. With respect to each Plan, if applicable, PhotoWorks has provided to Parent correct and complete copies of (i) all plan texts and agreements and related trust agreements and insurance contracts (or other funding vehicles); (ii) the most recent summary plan descriptions and material employee communications concerning the extent of the benefits provided under a Plan; (iii) the three most recent annual reports (including all schedules); (iv) the three most recent annual audited financial statements and opinions; (v) if the plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service (the “IRS”); (vi) all material communications with any domestic Governmental Authority given or received since January 1, 2005, and (vii) all compliance reports provided by third party administrators relative to any Plan during the past three years. There is no present intention that any Plan be materially amended, suspended or terminated, or otherwise modified to adversely change benefits (or the level thereof) under any Plan or to create any additional employee benefit plan at any time within the twelve months immediately following the date of this Agreement, except for any amendment that is required under Applicable Laws.

(b) Since January 1, 2005, there has not been any amendment or change in interpretation relating to any Plan which would, in the case of any Plan, materially increase the cost of such Plan.

(c) No Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code and neither PhotoWorks nor the PhotoWorks Subsidiaries or any current or prior ERISA Affiliate has ever sponsored, maintained, contributed to or had any obligation to contribute to any plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. No liability under Title IV of ERISA has been or is expected to be incurred by the PhotoWorks or any PhotoWorks Subsidiary. Neither PhotoWorks nor any PhotoWorks Subsidiary has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan. Neither PhotoWorks nor any PhotoWorks Subsidiary would be reasonably expected to be liable for any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) that has not been satisfied in full.

(d) Each Plan which is intended to qualify under Section 401(a) of the Code has been issued a favorable determination or opinion letter by the IRS with respect to such qualification, its related trust has been determined to be exempt from taxation under Section 501(a) of the Code and no event has occurred since the date of such qualification or exemption that would reasonably be expected to materially adversely affect such qualification or exemption. Each Plan has been established and administered in material compliance with its terms and with the applicable provisions of ERISA, the Code and other Applicable Laws. No event has occurred and no condition exists that would subject PhotoWorks or the PhotoWorks Subsidiaries by reason of its affiliation with any current or former member of its “controlled group” (within the meaning of Section 414 of the Code) to any material (i) Tax, penalty, fine, (ii) Lien (other than a Permitted Lien) or (iii) other liability imposed by ERISA, the Code or other Applicable Laws.

(e) There are no Plans under which welfare benefits are provided to past or present employees of PhotoWorks and the PhotoWorks Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Recommendation Act of 1985, Section 4980B of the Code, Title I of ERISA or any similar state group health plan continuation laws, the cost of which is fully paid by such employees or their dependents.

(f) Except with respect to any 401(k) plan that is required to be terminated under this Agreement, and as set forth in Section 6.15(f) of the PhotoWorks Disclosure Schedule, neither the Offer nor the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of PhotoWorks and the PhotoWorks Subsidiaries or with respect to any Plan; (ii) increase any benefits otherwise payable under any Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; (iv) result in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code; (v) limit or restrict the right of PhotoWorks to merge, amend or terminate any of the Plans; or (vi) result in the payment of any amount that would, individually or in combination with any other such payment, reasonably be expected to constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(g) With respect to any Plan or any current or former employee or any of PhotoWorks or any PhotoWorks Subsidiary, (i) no Actions (including any administrative investigation, audit or other proceeding by the Department of Labor or the IRS but other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of PhotoWorks, threatened, and (ii) to the Knowledge of PhotoWorks, no events or conditions have occurred or exist that would reasonably be expected to give rise to any such Actions.

(h) All contributions required to be made to any Plan by Applicable Laws or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been or will be fully reflected in the Reference Balance Sheet.

(i) All Plans subject to the laws of any jurisdiction outside of the United States (i) have been maintained in all material respects accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment, meet in all material respects all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions. Each Plan that requires registration with a Governmental Authority has been properly registered.

(j) Each Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) (i) has been operated since January 1, 2005 either pursuant to a grandfathering exemption from Section 409A of the Code or in good faith compliance with Section 409A of the Code, the proposed regulations and other guidance issued thereunder. Each Option has been granted with an exercise price no lower than “fair market value” (within the meaning of Section 409A of the Code) as of the grant date of such option, and no term of exercise of an Option has been extended after the grant date of such Option.

6.16 Contracts.

(a) Section 6.16(a) of the PhotoWorks Disclosure Schedule lists all written or oral contracts, agreements, guarantees, leases and executory commitments (each a “Contract”) to which PhotoWorks or any PhotoWorks Subsidiary is a party and which fall within any of the following categories: (a) Contracts not entered into in the ordinary course of business of PhotoWorks or the PhotoWorks Subsidiaries, (b) joint venture, partnership and similar agreements, (c) Contracts which are service contracts or equipment leases involving payments by PhotoWorks or any PhotoWorks Subsidiary of more than $10,000 per year, (d) Contracts containing covenants purporting to limit the freedom of PhotoWorks or any PhotoWorks Subsidiary to compete in any line of business in any geographic area or to hire any individual or group of individuals, (e) Contracts which after the Effective Time would have the effect of limiting the freedom of Parent or its Subsidiaries (other than PhotoWorks and the PhotoWorks Subsidiaries) to compete in any line of business in any geographic area or to hire any individual or group of individuals, including any Contracts with distributors granting any exclusive rights, (f) Contracts which contain minimum purchase conditions or requirements or other terms that restrict or limit the purchasing relationships of PhotoWorks or the PhotoWorks Subsidiaries, or any customer, licensee or lessee thereof, (g) Contracts relating to any outstanding commitment for capital expenditures in excess of $10,000, (h) Contracts relating to the lease or sublease of or sale or purchase of real or personal property involving any annual expense or price in excess of $10,000 and not cancelable by PhotoWorks or the applicable PhotoWorks Subsidiary (without premium or penalty) within one month, (i) Contracts with any labor organization, (j) indentures, mortgages, promissory notes, loan agreements, guarantees of amounts in excess of $10,000, letters of credit or other agreements or instruments of PhotoWorks or any PhotoWorks Subsidiary or commitments for Indebtedness or the lending of amounts in excess of $10,000 by PhotoWorks or any PhotoWorks Subsidiary or providing for the creation of any Lien upon any of the assets of PhotoWorks or any PhotoWorks Subsidiary, (k) Contracts which are fixed price, capitation or other risk sharing agreements with customers not cancelable by PhotoWorks or the applicable PhotoWorks Subsidiary (without premium or penalty) within one month; (l) Contracts involving annual revenues or expenditures to the business of PhotoWorks and the PhotoWorks Subsidiaries, taken as a whole, in excess of 3% of PhotoWorks’s consolidated annual revenues, (m) Contracts providing for “earn-outs” or other contingent payments involving more than $10,000 over the term of the Contract and (n) Contracts with or for the benefit of any Affiliate of PhotoWorks or immediate family member thereof (other than the PhotoWorks Subsidiaries). All such Contracts are valid and binding obligations of PhotoWorks and the PhotoWorks Subsidiaries and, to the Knowledge of PhotoWorks, the valid and binding obligation of each other party thereto. Neither PhotoWorks or the PhotoWorks Subsidiaries nor, to the Knowledge of PhotoWorks, any other party thereto is in violation of or in default in respect of, nor, to the Knowledge of PhotoWorks, has there occurred an event or condition which with the passage of time or giving of notice (or both) would constitute a default under or permit the termination of, any Contract, except in each case, for those violations or defaults that, individually or in the aggregate, would not result in a PhotoWorks Material Adverse Effect.

(b) Except as contemplated by the transactions contemplated by this Agreement or as set forth in Section 6.16(b) of the PhotoWorks Disclosure Schedule, there are no Contracts or other transactions between PhotoWorks or any PhotoWorks Subsidiary, on the one hand, and any (i) officer or director of PhotoWorks, (ii) record or beneficial owner of five percent or more of the voting securities of PhotoWorks or (iii) an Affiliate of any such officer, director or beneficial owner, on the other hand.

6.17 Accounts Receivable.  All accounts receivable of PhotoWorks and any PhotoWorks Subsidiary have arisen in the ordinary course of business, and any allowances for doubtful accounts reflected in any balance sheets included in or incorporated by reference into the PhotoWorks SEC Documents were, or will be as of the date thereof, established in accordance with GAAP.

6.18 Labor Matters.

(a) Section 6.18(a) of the PhotoWorks Disclosure Schedule sets forth the names of all employees, directors and officers of PhotoWorks and the PhotoWorks Subsidiaries and the total salary, bonus, fringe benefits and perquisites each received from PhotoWorks in the year ended September 30, 2006, and any changes to the foregoing that have occurred subsequent to September 30, 2006. Except as set forth in Section 6.18(a) of the PhotoWorks Disclosure Schedule, there are no other forms of compensation paid to any such director, officer or employee of PhotoWorks and the PhotoWorks Subsidiaries. Except as set forth in Section 6.18(a) of the PhotoWorks Disclosure Schedule, the amounts accrued on the books and records of PhotoWorks and the PhotoWorks Subsidiaries for all commissions and other fees payable to agents, sales representatives and any other Person, vacation pay and sick pay will be adequate to cover the liabilities of PhotoWorks and the PhotoWorks Subsidiaries for all such items.

(b) Except as set forth in Section 6.18(b) of the PhotoWorks Disclosure Schedule, neither PhotoWorks nor any PhotoWorks Subsidiary has any labor contracts, collective bargaining agreements or employment or consulting agreements with any persons employed by PhotoWorks or any PhotoWorks Subsidiary, or any persons otherwise performing services primarily for PhotoWorks or any PhotoWorks Subsidiary (the “PhotoWorks Business Personnel”), other than employee offer letters entered into in the ordinary course of business. Neither PhotoWorks nor any PhotoWorks Subsidiary has engaged in any unfair labor practice with respect to PhotoWorks Business Personnel, and there is no unfair labor practice complaint pending or, to the Knowledge of PhotoWorks, threatened, against PhotoWorks or any PhotoWorks Subsidiary with respect to the PhotoWorks Business Personnel. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of PhotoWorks, threatened against PhotoWorks or any PhotoWorks Subsidiary, and neither PhotoWorks nor any PhotoWorks Subsidiary has experienced any labor strike, dispute, slowdown or stoppage or other labor difficulty involving its employees since January 1, 2004.

(c) Except in the ordinary course of business, neither PhotoWorks nor any PhotoWorks Subsidiaries has any liability to any PhotoWorks Business Personnel (or to any Governmental Authority with respect to any PhotoWorks Business Personnel) under any Applicable Law relating to claims arising out of or related to any event occurring or condition existing on or before the Closing Date.

(d) PhotoWorks and the PhotoWorks Subsidiaries have correctly classified those individuals performing services for PhotoWorks and the PhotoWorks Subsidiaries as common law employees, leased employees or independent contractors.

6.19 Undisclosed Liabilities.  Except (a) as and to the extent disclosed or reserved against on the Reference Balance Sheet, (b) as incurred after the date thereof in the ordinary course of business consistent with prior practice and not prohibited by this Agreement and which in any event are not material or (c) as incurred in connection with the transactions contemplated hereby, neither PhotoWorks nor any PhotoWorks Subsidiary has any material liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due.

6.20 Operation of PhotoWorks’s Business; Relationships.

(a) The relationships of PhotoWorks and the PhotoWorks Subsidiaries with their respective suppliers (including data suppliers and licensors) are satisfactory and the execution of this Agreement, the consummation of the Merger and the other transactions contemplated hereby will not materially adversely affect the relationships of PhotoWorks or the PhotoWorks Subsidiaries with such suppliers.

(b) No product produced by PhotoWorks or any PhotoWorks Subsidiary, or produced for PhotoWorks by a third party and being an PhotoWorks Trademark or other PhotoWorks Intellectual Property Right, has been recalled voluntarily or involuntarily since January 1, 2004, no such recall is being considered by PhotoWorks or any PhotoWorks Subsidiary, and, to the Knowledge of PhotoWorks, no such recall is being considered by or has been requested or ordered by any customer of PhotoWorks or any PhotoWorks Subsidiary, Governmental Authority or consumer group.

6.21 Product Warranties and Liabilities.  Section 6.21 of the PhotoWorks Disclosure Schedule lists all forms of warranties, guarantees or assurances of its products and services that are in effect or proposed to be used by PhotoWorks or any PhotoWorks Subsidiary. Section 6.21 of the PhotoWorks Disclosure Schedule sets forth a description of each pending or, to the Knowledge of PhotoWorks, threatened Action under any warranty or guaranty against PhotoWorks or any PhotoWorks Subsidiary. Neither PhotoWorks nor any PhotoWorks Subsidiary has incurred, nor does PhotoWorks or any PhotoWorks Subsidiary know or have any reason to believe there is any reasonable basis for alleging, any material liability, damage, loss, cost or expense as a result of any defect or other deficiency (whether of design, materials, workmanship, labeling instructions or otherwise) (“Product Liability”) with respect to any product sold or services rendered by or on behalf of PhotoWorks or any PhotoWorks Subsidiary (including any licensee thereof) after January 1, 2004 and prior to the Effective Time, whether such Product Liability is incurred by reason of any express or implied warranty (including any warranty of merchantability or fitness), any doctrine of common law (tort, contract or other), any statutory provision or otherwise and irrespective of whether such Product Liability is covered by insurance.

6.22 Environmental Matters.

(a) There are, with respect to PhotoWorks and the PhotoWorks Subsidiaries, or any predecessor of the foregoing, no past or present violations of Environmental Laws, releases of any material into the environment, actions, activities, circumstances, conditions, events, incidents, or contractual obligations which may give rise to any material common law environmental liability or any liability under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or similar federal, state, local or foreign laws and none of PhotoWorks and the PhotoWorks Subsidiaries has received any notice with respect to any of the foregoing, nor is any Action pending or, to the Knowledge of PhotoWorks, threatened in connection with any of the foregoing.

(b) No Hazardous Materials are contained on or about any real property currently or previously owned or leased by PhotoWorks or any PhotoWorks Subsidiary or predecessors and no Hazardous Materials were released on or about any real property previously owned or leased by PhotoWorks or any PhotoWorks Subsidiary or predecessors during the period the property was owned or leased by PhotoWorks or any PhotoWorks Subsidiary or predecessors, except in the normal course of PhotoWorks’s and each PhotoWorks Subsidiary’s respective business. To the extent PhotoWorks or any PhotoWorks Subsidiary or predecessors currently uses or previously used real property which PhotoWorks or any PhotoWorks Subsidiary or predecessors never owned or leased, to the Knowledge of PhotoWorks, no Hazardous Materials were or are contained on or about the portion of such property currently or previously used by PhotoWorks or any PhotoWorks Subsidiary or predecessors and no Hazardous Materials were released on or about any such portion of property previously used by PhotoWorks or any PhotoWorks Subsidiary or predecessors during the period the property was used by PhotoWorks or any PhotoWorks Subsidiary or predecessors, except in the normal course of PhotoWorks’s and each PhotoWorks Subsidiary’s respective business.

(c) There are no underground storage tanks on or under any real property currently or previously owned or leased by PhotoWorks or any PhotoWorks Subsidiary.

6.23 Takeover Laws; PhotoWorks Rights Agreement.

(a) Prior to the date hereof, the Board of Directors of PhotoWorks has taken all action, if any, necessary to exempt under or make not subject to any state takeover law or other state law that purports to limit or restrict business combinations or the ability to acquire or vote shares: (i) the execution of this Agreement and the Tender Agreements, (ii) the Offer, (iii) the Merger and (iv) the transactions contemplated by this Agreement and the Tender Agreements.

(b) The Rights Agreement, dated December 16, 1999, between PhotoWorks and Chase Mellon Shareholder Services L.L.C., as Rights Agent, and all rights to purchase shares of PhotoWorks pursuant thereto, have been terminated and are of no further force or effect.

6.24 Insurance.  PhotoWorks and each PhotoWorks Subsidiary is presently insured, and during each of the past five calendar years has been insured, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. The policies of fire, theft, liability, professional practice and other insurance maintained with respect to the assets or businesses of PhotoWorks and the PhotoWorks Subsidiaries may be continued by the Surviving Corporation without modification or premium increase after the Effective Time and for the duration of their current terms which terms expire as set forth in Section 6.24 of the PhotoWorks Disclosure Schedule.

6.25 Books of Account; Records.  The general ledgers, share record books, minute books and other material records of PhotoWorks and the PhotoWorks Subsidiaries relating to the assets, properties, contracts and outstanding legal obligations of PhotoWorks and the PhotoWorks Subsidiaries are, in all material respects, complete and correct, and have been maintained in accordance with good business practices and the matters contained therein are appropriate and accurately reflected in the financial statements of PhotoWorks included in the PhotoWorks SEC Documents.

6.26 Information Supplied.  None of the information included or incorporated by reference in the Offer Documents, the Schedule 14D-9 or the Proxy Statement, or any other document filed with the SEC in connection with the Merger and the other transactions contemplated by this Agreement (the “Other Filings”) will, on the date that such document is first mailed to the PhotoWorks Shareholders and during the pendency of the Offer and the subsequent offering period, if any (in the case of the Offer Documents and the Schedule 14D-9), on the date that such document is first mailed to the PhotoWorks Shareholders or at the time of the PhotoWorks Shareholders Meeting, if any, or at the time of any amendment or supplement thereof, if any (in the case of the Proxy Statement), or, on the date such document is first mailed to the PhotoWorks Shareholders or on the date it is first filed with the SEC (in the case of any Other Filing), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by PhotoWorks with respect to statements made or incorporated by reference therein based on information supplied by Parent or Subcorp in connection with the preparation of the Offer Documents, the Schedule 14D-9, the Proxy Statement or the Other Filings for inclusion or incorporation by reference therein. The Schedule 14D-9, the Proxy Statement and the Other Filings that are filed by PhotoWorks will comply as to form in all material respects with the requirements of the Exchange Act.

6.27 Foreign Corrupt Practices Act.  None of PhotoWorks or any PhotoWorks Subsidiary, or, to the Knowledge of PhotoWorks, any of their Affiliates or any other Person acting on their behalf has, in connection with the operation of their respective businesses, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the Foreign Corrupt Practices Act of 1977, as amended, or any other similar applicable foreign, federal or state law, (ii) paid, accepted or received any unlawful contributions, payments, expenditures or gifts, or (iii) violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other similar and applicable domestic or foreign laws and regulations.

6.28 Purchase and Sale Agreements.  No claims for indemnification under any prior purchase and sale agreements to which PhotoWorks or any PhotoWorks Subsidiary is a party (a) have been made against PhotoWorks or any PhotoWorks Subsidiary by any counterparty thereto in the last five years, (b) are pending or threatened by PhotoWorks or any PhotoWorks Subsidiary or (c) to the Knowledge of PhotoWorks, are pending or threatened against PhotoWorks or any PhotoWorks Subsidiary by any counterparty thereto.

6.29 Opinion of Financial Advisor.  Newforth Partners LLC (the “PhotoWorks Financial Advisor”) has delivered to the Board of Directors of PhotoWorks its written opinion to the effect that, as of the date of this Agreement, each of the Offer Price and the Merger Consideration to be received, respectively, in the Offer and Merger by the PhotoWorks Shareholders is fair to the PhotoWorks Shareholders from a financial point of view. PhotoWorks has provided to Parent a correct and complete copy of such opinion and has obtained the authorization of the PhotoWorks Financial Advisor to include a copy of its opinion in the Schedule 14D-9 and, if any, the Proxy Statement.

6.30 Brokerage and Finder’s Fees; Expenses.  Neither PhotoWorks or any PhotoWorks Subsidiary nor, to the Knowledge of PhotoWorks, any shareholder, director, officer or employee thereof, has incurred or will incur on behalf of PhotoWorks or any PhotoWorks Subsidiary, any brokerage, finder’s or similar fee in connection with the transactions contemplated by this Agreement.

ARTICLE VII

COVENANTS OF THE PARTIES

The parties hereto agree as follows with respect to the period from and after the execution of this Agreement.

7.1 Mutual Covenants.

(a) General.  Each of the parties shall use its reasonable efforts to take all action and to do all things necessary, proper or advisable to consummate the Offer, the Merger and the transactions contemplated by this Agreement (including using its reasonable efforts to cause the conditions set forth in Article VIII for which they are responsible to be satisfied as soon as reasonably practicable and to prepare, execute and deliver such further instruments and take or cause to be taken such other and further action as any other party hereto shall reasonably request).

(b) Governmental Matters.  Each of the parties shall use its reasonable efforts to take any additional action that may be necessary, proper or advisable in connection with any other notices to, filings with, and authorizations, consents and approvals of any Governmental Authority that it may be required to give, make or obtain.

(c) Public Announcements.  Unless otherwise required by Applicable Laws or requirements of the NYSE (and in that event only if time does not permit), at all times prior to the earlier of the Effective Time or termination of this Agreement pursuant to Section 8.1, Parent and PhotoWorks shall consult with each other before issuing any press release with respect to the transactions contemplated by this Agreement or the Tender Agreements, including the Offer and the Merger, and shall not issue any such press release without the prior written consent of the other party (which consent will not be unreasonably withheld, delayed or conditioned).

(d) Takeover Statutes.  If any takeover statute is or becomes applicable to this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement, each of Parent and PhotoWorks and their respective boards of directors will (a) take all necessary action to ensure that such transactions may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate or minimize the effects of such takeover statute.

7.2 Covenants of Parent.

(a) Notification of Certain Matters.  Parent shall give prompt notice to PhotoWorks of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any Parent or Subcorp representation or warranty contained in this Agreement to be untrue or inaccurate at or prior to the Effective Time and (ii) any material failure of Parent to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.2(a) shall not limit or otherwise affect the rights or remedies available hereunder to PhotoWorks.

(b) Directors’ and Officers’ Indemnification and Insurance.  From and after the Effective Time, Parent shall: (i) during the six-year period beginning as of the Effective Date, cause (including providing adequate funding) the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of PhotoWorks in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the PhotoWorks Articles and the PhotoWorks Bylaws in effect on the date hereof, and (ii) use its reasonable efforts to cause the Surviving Corporation to maintain in effect for not less than six years after the Effective Time PhotoWorks’s current policy of director’s and officer’s insurance with respect to matters occurring prior to the Effective Time; provided, however, that the Surviving Corporation may substitute therefor policies containing terms and conditions which are no less advantageous to covered officers and directors; and, provided, further, that in no event will Parent or the Surviving Corporation be required to expend an annual premium for such coverage in excess of 200% of the last annual premium paid by PhotoWorks for such insurance prior to the date of this Agreement (the “Maximum Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, the Surviving Corporation will obtain that amount of directors’ and officers’ insurance (or “tail” coverage) obtainable for an annual premium equal to the Maximum Premium.

7.3 Covenants of PhotoWorks.

(a) PhotoWorks Shareholders Meeting; Merger Without Meeting of the PhotoWorks Shareholders.

(i) If required by Applicable Law in order to consummate the Merger, PhotoWorks shall, in accordance with Applicable Law: (A) call and hold a PhotoWorks Shareholders meeting as promptly as practicable following the Acceptance Time (or, if later, following the termination of the subsequent offering period, if any) for the purpose of obtaining the PhotoWorks Shareholders Approval (the “PhotoWorks Shareholders Meeting”), (B) include in the Proxy Statement the recommendation of the Board of Directors that the PhotoWorks Shareholders vote in favor of the approval of this Agreement and (C) obtain the PhotoWorks Shareholder Approval.

(ii) In connection with the PhotoWorks Shareholders Meeting, PhotoWorks will (A) as promptly as reasonably practicable after the Acceptance Time, with the assistance and approval (not to be unreasonably withheld) of Parent, prepare and file with the SEC the Proxy Statement relating to the Merger and the other transactions contemplated hereby, (B) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings and provide copies of such comments to Parent promptly upon receipt, (C) as promptly as reasonably practicable prepare and file (after Parent has had a reasonable opportunity to review and comment on) any amendments or supplements necessary to be filed in response to any SEC comments or as required by law, (D) use all reasonable efforts to have cleared by the SEC and thereafter mail to the PhotoWorks Shareholders as promptly as reasonably practicable, the Proxy Statement and all other customary proxy or other materials for meetings such as the PhotoWorks Shareholders Meeting, (E) to the extent required by Applicable Law, as promptly as reasonably practicable prepare, file and distribute to PhotoWorks Shareholders (in the case of the Proxy Statement) any supplement or amendment to the Proxy Statement if any event shall occur which requires such action at any time prior to the PhotoWorks Shareholders Meeting, and (F) otherwise use all reasonable efforts to comply with all requirements of law applicable to the PhotoWorks Shareholders Meeting and the Merger. Parent shall cooperate with PhotoWorks in connection with the preparation and filing of the Proxy Statement, including furnishing PhotoWorks upon request with any and all information as may be required to be set forth in the Proxy Statement under the Exchange Act. PhotoWorks will provide Parent a reasonable opportunity to review and comment upon the Proxy Statement, or any amendments or supplements thereto, prior to filing the same with the SEC. In connection with the filing of the Proxy Statement, PhotoWorks and Parent will cooperate to (A) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings and will consult with each other prior to providing such response and (B) as promptly as reasonably practicable after consulting with each other, prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by law.

(iii) Notwithstanding Sections 7.3(a)(i) or 7.3(a)(ii), in the event that Parent or Subcorp shall acquire (including pursuant to the Merger Option), together with the PhotoWorks Common Shares owned by Parent, Subcorp and any other Subsidiary of Parent, at least 90% of the outstanding PhotoWorks Common Shares, the parties agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Acceptance Time in accordance with Section 23B.11.040 of the WBCA without a meeting of the PhotoWorks Shareholders.

(b) Conduct of PhotoWorks’s Operations.  During the period from the date of this Agreement to the Effective Time, PhotoWorks shall, and shall cause each PhotoWorks Subsidiary to, conduct its operations only in the ordinary course, except as expressly contemplated by this Agreement and the transactions contemplated hereby, and shall use all reasonable efforts to maintain and preserve its business organization and its material rights and franchises and to retain the services of its officers and key employees and maintain relationships with customers, suppliers, lessees, licensees and other third parties, and to maintain all of its operating assets in their current condition (normal wear and tear excepted), to the end that their goodwill and ongoing business shall not be impaired in any material respect. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, PhotoWorks shall not, and shall cause each PhotoWorks Subsidiary to not, except as otherwise expressly contemplated by this Agreement and the transactions contemplated hereby, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed if the Expiration Date shall not have occurred within 60 days of the commencement of the Offer):

(i) do or effect any of the following actions with respect to its securities: (A) adjust, split, combine or reclassify its capital shares, (B) make, declare or pay any dividend or distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any of its capital shares or any securities or obligations convertible into or exchangeable for any of its capital shares, (C) grant any Person any right or option to acquire any of its capital shares, (D) issue, deliver or sell or agree to issue, deliver or sell any additional capital shares or any securities or obligations convertible into or exchangeable or exercisable for any capital shares or such securities (except pursuant to the exercise of Options which are outstanding as of the date hereof), or (E) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital shares;

(ii) directly or indirectly sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of any of its material property or assets other than the sales of products and services made in the ordinary course of business;

(iii) make or propose any changes in its organizational documents;

(iv) merge or consolidate with any other Person or acquire a material amount of assets or capital shares of any other Person or enter into any confidentiality agreement with any Person;

(v) incur, create, assume or otherwise become liable for any Indebtedness or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other

Person, other than in the ordinary course of business consistent with past practice not in excess of $50,000 in the aggregate;

(vi) create any Subsidiaries;

(vii) enter into or modify any employment, severance, termination or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officer, director, consultant or employee or otherwise increase the compensation or benefits provided to any officer, director, consultant or employee other than salary increases granted in the ordinary course of business consistent with past practice to employees who are not officers or directors of PhotoWorks, and except as may be required by Applicable Law or a binding written contract in effect on the date of this Agreement;

(viii) enter into, adopt or amend any employee benefit or similar plan;

(ix) make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to PhotoWorks or any PhotoWorks Subsidiary, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to PhotoWorks or any PhotoWorks Subsidiary, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of PhotoWorks or any PhotoWorks Subsidiary for any period ending after the Effective Time or decreasing any Tax attribute of PhotoWorks or any PhotoWorks Subsidiary existing at the Effective Time;

(x) change its method of doing business or change any method or principle of accounting in a manner that is inconsistent with past practice;

(xi) settle any Actions, whether now pending or hereafter made or brought involving an amount in excess of $10,000;

(xii) write up, write down or write off the book value of any assets, individually or in the aggregate, in excess of $10,000 except for depreciation and amortization in accordance with GAAP consistently applied;

(xiii) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to, any Contract set forth in Section 6.16(a) of the PhotoWorks Disclosure Schedule, any other material Contract to which PhotoWorks is a party or any confidentiality agreement to which PhotoWorks is a party;

(xiv) incur or commit to any capital expenditures, obligations or liabilities in respect thereof which in the aggregate exceed or would exceed $50,000;

(xv) make any material changes or modifications to any pricing policy or investment policy or enter into any new management agreements or leases on terms different from those in effect in the ordinary and usual course of business, consistent with past practice;

(xvi) take any action to exempt or make not subject to any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any Person (other than Parent or its subsidiaries) or any action taken thereby, which Person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom;

(xvii) take any action that could result in the representations and warranties set forth in Article VI becoming false or inaccurate;

(xviii) enter into or carry out any other transaction other than in the ordinary and usual course of business; or

(xix) agree in writing or otherwise to take any of the foregoing actions.

(c) Intellectual Property Matters.  PhotoWorks shall use all reasonable efforts to preserve its ownership or other rights to the PhotoWorks Intellectual Property free and clear of any Liens (other than Permitted Liens and those that exist on the date hereof and are referenced in Section 6.13 of the PhotoWorks Disclosure Schedule) and shall use all reasonable efforts to assert, protect and defend the PhotoWorks Intellectual Property against all claims or demands of third parties and prosecute any infringement of any PhotoWorks Intellectual Property or any misappropriation or disclosure of any material trade secret, confidential information or know- how that forms a part of the PhotoWorks Intellectual Property. PhotoWorks shall promptly notify Parent in writing (i) if it becomes aware of or receives any notice, demand or correspondence from any third party relating to any claims, whether existing before the date hereof arising thereafter, that any Intellectual Property infringes such third party’s trademark, copyright, patent or other proprietary or Intellectual Property rights or (ii) of any claim or act of any other Person which constitutes or might constitute or result in an infringement of any PhotoWorks Intellectual Property or any product or services provided by PhotoWorks or any PhotoWorks Subsidiary. PhotoWorks and PhotoWorks Subsidiaries will not (x) sell or otherwise dispose of any Intellectual Property, or any interest therein or (y) abandon nor fail to pay any fees or annuity due and payable on any PhotoWorks Intellectual Property, nor fail to file any required affidavit in support thereof.

(d) No Solicitation.

(i) From the date hereof until the Effective Time, PhotoWorks shall not, and shall not authorize or permit any of its Subsidiaries or any of its or its Subsidiaries’ directors, officers, employees, agents or representatives to, directly or indirectly, solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of any Takeover Proposal, or negotiate, explore or otherwise engage in discussions with any Person (other than Parent, Subcorp or their respective directors, officers, employees, agents and representatives) with respect to any Takeover Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement. Neither the Board of Directors of PhotoWorks nor any committee thereof shall (A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the PhotoWorks Board Recommendation, (B) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or (C) cause PhotoWorks to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Takeover Proposal. Promptly upon the execution of this Agreement, PhotoWorks shall, and shall cause each PhotoWorks Subsidiary and each of their respective directors, officers, employees, agents and representatives to, immediately cease any existing solicitations, discussions or negotiations with any Person (other than the parties hereto) with respect to a Takeover Proposal, and PhotoWorks shall promptly request that each Person who has executed a confidentiality agreement with PhotoWorks in connection with such Person’s consideration of a Takeover Proposal (other than the parties hereto and their respective advisors) return or destroy all non-public information provided to that Person by or on behalf of PhotoWorks. PhotoWorks shall promptly inform its agents and representatives of its obligations under this Section 7.3(d).

(ii) PhotoWorks shall notify Parent promptly (and in any event within 24 hours) upon receipt by it, its Subsidiaries or any of their respective directors, officers, employees, agents and representatives of (A) any Takeover Proposal or indication by any Person that it is considering a Takeover Proposal, (B) any request for non-public information relating to PhotoWorks or any of its Subsidiaries other than requests for information in the ordinary course of business and unrelated to a Takeover Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Takeover Proposal. PhotoWorks shall notify Parent promptly (and in any event within 24 hours) with the identity of such Person and a copy of such Takeover Proposal, indication, inquiry or request (or, where no such copy is available, a description of such Takeover Proposal, indication, inquiry or request), including any modifications thereto. PhotoWorks shall keep Parent reasonably informed on a current basis (and in any event within 24 hours of the occurrence of any changes, developments, discussions or negotiations) of the status of any such Takeover Proposal, indication, inquiry or request (including the material terms and conditions thereof and of any modification thereto), and any material developments, discussions and negotiations, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting the foregoing, PhotoWorks shall promptly (and in any event within 24 hours) notify Parent orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning a Takeover Proposal pursuant to Section 7.3(d)(iii). PhotoWorks shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement, and neither PhotoWorks nor any of its Subsidiaries is party to any agreement, which prohibits PhotoWorks from providing such information to Parent. PhotoWorks shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and PhotoWorks shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement.

(iii) Notwithstanding the foregoing, if PhotoWorks has otherwise complied with its obligations under this Section 7.3(d), at any time prior to the Acceptance Time:

(A) PhotoWorks may engage in discussions or negotiations with a Person who has made a written Takeover Proposal not solicited in violation of this Section 7.3(d) if, prior to taking such action, (1) PhotoWorks enters into a confidentiality and standstill agreement (an “Acceptable Confidentiality Agreement”) that contains confidentiality and standstill provisions that are no less favorable in the aggregate to PhotoWorks than those contained in the confidentiality agreement between Parent and PhotoWorks, dated August 14, 2007 with such Person and (2) the Board of Directors of PhotoWorks determines in good faith (x) after receiving advice from its financial advisors and outside legal counsel, that such Takeover Proposal constitutes, or is reasonably likely to result in, a Superior Proposal and (y) after receiving advice of its outside legal counsel, that such action is necessary to comply with its fiduciary obligations to the PhotoWorks Shareholders under Applicable Laws;

(B) PhotoWorks may furnish or disclose any non-public information relating to PhotoWorks or any of its Subsidiaries to a Person who has made a written Takeover Proposal not solicited in violation of this Section 7.3(d) if, prior to taking such action, the Board of Directors of PhotoWorks determines in good faith (1) after receiving advice from its financial advisors and outside legal counsel, that such Takeover Proposal constitutes, or is reasonably likely to result in, a Superior Proposal and (2) after receiving advice from its outside legal counsel, that such action is necessary to comply with its fiduciary obligations to the PhotoWorks Shareholders under Applicable Laws, but only so long as PhotoWorks (x) has caused such Person to enter into an Acceptable Confidentiality Agreement and (y) concurrently discloses such non-public information to Parent if such non-public information has not previously been disclosed to Parent;

(C) The Board of Directors of PhotoWorks may withdraw, modify or amend the PhotoWorks Board Recommendation in a manner adverse to Parent if the Board of Directors of PhotoWorks has determined in good faith, after receiving a written opinion from its outside legal counsel, that such action is necessary to comply with its fiduciary obligations to the PhotoWorks Shareholders under Applicable Laws; provided, that prior to any such withdrawal, modification or amendment to the PhotoWorks Board Recommendation, (1) PhotoWorks shall have given Parent prompt written notice advising Parent of (x) the decision of the Board of Directors of PhotoWorks to take such action and (y) in the event the decision relates to a Takeover Proposal, the material terms and conditions of the Takeover Proposal, including the identity of the party making such Takeover Proposal and, if available, a copy of the relevant proposed transaction agreements with such party and other material documents, (2) PhotoWorks shall have given Parent five Business Days after delivery of each such notice to propose revisions to the terms of this Agreement (or make another proposal) and shall have negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any, and (3) the Board of Directors of PhotoWorks shall have determined in good faith, after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, and after receiving a written opinion from its outside legal counsel, that such withdrawal, modification or amendment of the PhotoWorks Board Recommendation is required to comply with its fiduciary obligations to the PhotoWorks Shareholders under Applicable Laws; provided, that, in the event the Board of Directors of PhotoWorks does not make the determination referred to in clause (3) of this paragraph but thereafter determines to withdraw, modify or amend the PhotoWorks Board Recommendation pursuant to this Section 7.3(d)(iii)(C), the procedures referred to in clauses (1), (2) and (3) above shall apply anew and shall also apply to any subsequent withdrawal, amendment or modification; and

(D) if the Board of Directors of PhotoWorks determines in good faith after receiving a written opinion from its financial advisors and outside legal counsel, in response to a bona fide written Takeover Proposal that was unsolicited (or that was solicited in accordance with Section 7.3(d)(iii)(A)) and that did not otherwise result from a breach of this Section 7.3(d) in any material respect, that such Takeover Proposal constitutes a Superior Proposal, (1) PhotoWorks may terminate this Agreement, (2) the Board of Directors of PhotoWorks may approve or recommend such Superior Proposal to the PhotoWorks Shareholders, and/or (3) immediately prior to or concurrently with the termination of this Agreement, enter into any letter of intent, understanding, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement with respect to such Superior Proposal; provided, however, that PhotoWorks shall not terminate this Agreement or approve or recommend such Superior Proposal pursuant to this Section 7.3(d)(iii)(D), and any purported termination or approval pursuant to this Section 7.3(d)(iii)(D) shall be void and of no force or effect, unless PhotoWorks prior to or concurrently with such action pursuant to this Section 7.3(d)(iii)(D) pays to Parent the Termination Fee; and provided, further, however, that PhotoWorks shall not exercise its right to terminate this Agreement pursuant to this Section 7.3(d)(iii)(D) and the Board of Directors of PhotoWorks may not approve or recommend any Superior Proposal unless (I) PhotoWorks has provided a written notice to Parent (a “Notice of Superior Proposal”) advising Parent that PhotoWorks has received a Superior Proposal and including all information required by Section 7.3(d)(iii)(C)(1)(y) and (II) Parent does not, within five Business Days following its receipt of the Notice of Superior Proposal, make an offer that, as determined by the Board of Directors of PhotoWorks in good faith after receiving a written opinion from its financial advisors and outside legal counsel, results in the applicable Takeover Proposal no longer being a Superior Proposal (provided that, during such five Business Day period, PhotoWorks shall negotiate in good faith with Parent, to the extent Parent wishes to negotiate, to enable Parent to make such offer).

(iv) Section 7.3(d)(iii) shall not prohibit the Board of Directors of PhotoWorks from disclosing to the PhotoWorks Shareholders a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act (other than any disclosure prohibited by Section 7.3(d)(ii)); provided, however, that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall be deemed to be a withdrawal, modification or amendment of the PhotoWorks Board Recommendation in a manner adverse to Parent unless the Board of Directors of PhotoWorks (A) expressly reaffirms its recommendation to the PhotoWorks Shareholders in favor of adoption of this Agreement, or (B) rejects such other Takeover Proposal.

(e) PhotoWorks 401(k) Plan.  If requested by Parent in writing prior to the Acceptance Date, the Board of Directors of PhotoWorks shall terminate the PhotoWorks 401(k) Plan effective as of one Business Day before the Acceptance Date.

(f) Access; Confidentiality.  Subject to Applicable Law, PhotoWorks will provide and will cause the PhotoWorks Subsidiaries and its and their respective directors, officers, employees, consultants, accountants, legal counsel, investment bankers, agents and other representatives to provide Parent and its directors, officers, employees, consultants, accountants, legal counsel, investment bankers, agents and other representatives, during normal business hours and upon reasonable advance notice (i) such access to the officers, management employees, offices, properties, books and records of PhotoWorks and the PhotoWorks Subsidiaries (so long as such access does not unreasonably interfere with their operations) as Parent reasonably may request and (ii) all documents that Parent reasonably may request. Notwithstanding the foregoing, Parent shall not have access to any books, records and other information the disclosure of which would, in PhotoWorks’s good faith opinion after receiving a writing legal opinion from legal counsel, result in the loss of attorney-client privilege or would violate the terms of a confidentiality agreement, provision or like obligation (provided, that PhotoWorks shall use all reasonable efforts to obtain a waiver therefrom for the benefit of Parent) with respect to such books, records and other information. The parties will make appropriate substitute arrangements under circumstances in which the restrictions of the preceding sentence apply.

(g) Notification of Certain Matters.  PhotoWorks shall give prompt notice to Parent of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any PhotoWorks representation or warranty contained in this Agreement to be materially untrue or inaccurate at or prior to the

Effective Time and (ii) any material failure of PhotoWorks to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.3(g) shall not limit or otherwise affect the rights or remedies available hereunder to Parent; and provided, further, that any such notice shall not be deemed to have qualified or modified the representations or warranties contained in Article VI for the purposes of determining whether the conditions specified in Article VIII or Annex A have been satisfied.

(h) Resignations.  To the extent requested by Parent in writing prior to Closing Date, on the Closing Date, PhotoWorks shall cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the officers and directors of the PhotoWorks Subsidiaries designated by Parent and shall take such other action as is necessary to accomplish the foregoing.

(i) Shareholder Litigation.  PhotoWorks shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against PhotoWorks and/or its directors relating to the transactions contemplated hereby, and no such litigation shall be settled without Parent’s prior written consent (which consent will not be unreasonably withheld, delayed or conditioned).

(j) Injunctive Relief.  PhotoWorks acknowledges and agrees that Parent’s and Subcorp’s remedies at law for any violation or attempted violation of any of PhotoWorks’s obligations under this Article VII would be inadequate, and agree that in the event of any such violation or attempted violation, Parent and Subcorp (or either of them) shall be entitled to a temporary restraining order, temporary and permanent injunctions, and other equitable relief, without the necessity of posting any bond or proving any actual damage, in addition to all other rights and remedies which may be available to Parent and Subcorp from time to time.

ARTICLE VIII

CONDITIONS PRECEDENT TO THE MERGER

8.1 Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party hereto to consummate the Merger shall be subject to the satisfaction (or waiver by Parent, Subcorp and PhotoWorks, if permissible under Applicable Law) on or prior to the Closing Date of the following conditions:

(a) No Injunctions or Restraints.  No Applicable Law, temporary restraining order, preliminary or permanent injunction, judgment or ruling enacted, promulgated, issued or entered by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal;

(b) PhotoWorks Shareholder Approval.  The PhotoWorks Shareholder Approval shall have been obtained, if and to the extent required under Applicable Law;

(c) Purchase of PhotoWorks Common Shares.  Parent or Subcorp shall have accepted for payment and paid for the PhotoWorks Common Shares pursuant to the Offer in accordance with the terms of this Agreement;

(d) No Governmental Action.  No Action shall be instituted by any Governmental Authority which seeks to prevent consummation of the Merger or seeking material damages in connection with the transactions contemplated hereby which continues to be outstanding.

ARTICLE IX

TERMINATION; AMENDMENT; WAIVER

9.1 Termination by Mutual Consent.  This Agreement may be terminated, whether before or after receipt of the PhotoWorks Shareholder Approval, at any time prior to the Effective Time by mutual written consent of Parent and the majority of those members of the Board of Directors of PhotoWorks who were not appointed by Parent pursuant to Section 2.3.

9.2 Termination by Either Parent or PhotoWorks.  This Agreement may be terminated by either Parent or PhotoWorks at any time prior to the Effective Time:

(a) whether before or after receipt of the PhotoWorks Shareholder Approval, if the Merger has not been consummated on or prior to the six month anniversary of the date of this Agreement, except that the right to terminate this Agreement under this clause will not be available to any party to this Agreement whose failure to fulfill any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure to consummate the Merger by such date;

(b) if any Restraint prohibiting consummation of the Merger becomes final and nonappealable; or

(c) if the Offer shall have expired or been terminated in accordance with the terms of this Agreement without Parent or Subcorp having accepted for purchase any PhotoWorks Common Shares pursuant to the Offer, other than due to a breach of this Agreement by the terminating party.

9.3 Termination by Parent.  This Agreement may be terminated by Parent at any time prior to the Acceptance Time:

(a) if (i) the Board of Directors of PhotoWorks withdraws, modifies or amends the PhotoWorks Board Recommendation in any manner adverse to Parent, (ii) the Board of Directors of PhotoWorks approves, endorses or recommends any Takeover Proposal other than the Merger, (iii) the Board of Directors of PhotoWorks fails publicly to reaffirm its adoption and recommendation of this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement within ten Business Days of receipt of a written request by Parent to provide such reaffirmation following a Takeover Proposal, or (iv) PhotoWorks or the Board of Directors of PhotoWorks resolves or announces its intention to do any of the foregoing, in any case whether or not permitted by Section 7.3(d);

(b) if PhotoWorks (i) materially breaches its obligations under Sections 7.3(a)(i), (iii) or (iv) or 7.3(d), or the Board of Directors of PhotoWorks or any committee thereof shall resolve to do any of the foregoing or (ii) (A) materially breaches its obligations under Section 7.3(a)(ii) and (B) such breach is not cured within 10 Business Days after PhotoWorks’s receipt of written notice asserting such breach or failure from Parent; or

(c) if a breach or failure of any representation, warranty or covenant of PhotoWorks contained in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in clause (c) or (d) of Annex A and (ii) has not been cured, or is incapable of being cured, by PhotoWorks within 20 Business Days after PhotoWorks’s receipt of written notice of such breach or failure from Parent.

9.4 Termination by PhotoWorks.  This Agreement may be terminated by PhotoWorks at any time prior to the Acceptance Time:

(a) if a breach or failure of any representation, warranty or covenant of Parent or Subcorp contained in this Agreement shall have occurred, which breach or failure to perform (i) would result in (A) any representation or warranty of Parent and Subcorp contained in this Agreement not being true and correct (without giving effect to any qualifications or limitations as to materiality or Parent Material Adverse Effect set forth therein) except, in the case of this clause (A), to the extent that the facts or matters as to which such representation or warranty is not so true and correct, individually or in the aggregate, have not had and could not reasonably be expected to have a Parent Material Adverse Effect or (B) a failure by Parent or Subcorp to perform in all material respects its agreements, covenants and obligations required to be performed by it under this Agreement at or prior to such time and (ii) has not been cured, or is incapable of being cured, by Parent or Subcorp within 20 Business Days after Parent’s receipt of written notice of such breach or failure from PhotoWorks; or

(b) if PhotoWorks enters into an agreement with respect to a Superior Proposal in compliance with the provisions of Section 7.3(d)(iii)(D) and prior to or concurrently with such termination PhotoWorks pays the Termination Fee to Parent in accordance with Section 9.6.

9.5 Effect of Termination.  If this Agreement is terminated pursuant to this Article IX, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any shareholder, director, officer, employee, agent or Representative of such party); provided, that nothing in this Section 9.5 (including termination) shall relieve any party to this Agreement of liability for willful breach. The provisions of Section 7.1(c), this Section 9.5, Section 9.6 and Article X, and any applicable definitions in Article I, will survive any termination of this Agreement.

9.6 Fees and Expenses.  (a) PhotoWorks will pay to Parent, or cause to be paid, an amount equal to $1,000,000 (the “Termination Fee”), net of any Parent Expenses previously paid by PhotoWorks pursuant to Section 9.6(b):

(i) if this Agreement is terminated by Parent pursuant to Section 9.3(a) or Section 9.3(b), in which event payment will be made within two Business Days after such termination;

(ii) if this Agreement is terminated by PhotoWorks pursuant to Section 9.4(b), in which event payment will be made prior to or concurrently with the time of termination; or

(iii) if (A) a Takeover Proposal (or the intention of any Person to make one), whether or not conditional, shall have been made known to or proposed to PhotoWorks or otherwise publicly announced or disclosed prior to the receipt of the PhotoWorks Shareholder Approval, (B) this Agreement is terminated by either Parent or PhotoWorks pursuant to Section 9.2(a) or Section 9.2(b) or by Parent pursuant to Section 9.3(c), and (C) within 12 months following the date of such termination, PhotoWorks enters into a contract, agreement, letter of intent or other understanding or arrangement providing for the implementation of any Takeover Proposal or consummates any Takeover Proposal (whether or not such Takeover Proposal was the same Takeover Proposal referred to in the foregoing clause (A)), in which event payment will be made on or prior to the date on which PhotoWorks enters into such contract, agreement, letter of intent or other understanding or arrangement or consummates such Takeover Proposal, as applicable. For purposes of the foregoing clause (C) only, references in the definition of the term “Takeover Proposal” to the figure “15%” will be deemed to be replaced by the figure “50%.”

(b) In the event that this Agreement is terminated by Parent under the provisions referred to in clause (B) of Section 9.6(a)(iii) (or could have been terminated under such section) and the circumstances referred to in clause (A) of Section 9.6(a)(iii) shall have occurred prior to such termination but the Termination Fee (or any portion thereof) has not been paid and is not payable because the circumstances referred to in clause (C) of Section 9.6(a)(iii) shall not have occurred, then PhotoWorks shall pay, to an account or accounts designated by Parent, as promptly as possible (but in any event within two Business Days) following receipt of an invoice therefor all of Parent’s and Subcorp’s actual and reasonably documented out-of-pocket fees and expenses (including legal fees and expenses) actually incurred by Parent or Subcorp and their Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (“Parent Expenses”), which amount shall not be greater than $400,000; provided that the existence of circumstances which could require the Termination Fee to become subsequently payable by PhotoWorks pursuant to Section 9.6(a)(iii) shall not relieve PhotoWorks of its obligations to pay the Parent Expenses pursuant to this Section 9.6(b); and provided, further, that the payment by PhotoWorks of Parent Expenses pursuant to this Section 9.6(b) shall not relieve PhotoWorks of any subsequent obligation to pay the Termination Fee pursuant to Section 9.6(a)(iii).

(c) In the event that this Agreement is terminated by PhotoWorks pursuant to Section 9.4(a), Parent shall pay, to an account or accounts designated by PhotoWorks, as promptly as possible (but in any event within two Business Days) following receipt of an invoice therefor all of PhotoWorks actual and reasonably documented out-of-pocket fees and expenses (including legal fees and expenses) actually incurred by PhotoWorks on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement, which amount shall not be greater than $250,000.

(d) The parties hereto acknowledge that the agreements contained in this Section 9.6 are an integral part of the transactions contemplated by this Agreement, that without these agreements the parties hereto would not have entered into this Agreement, and that any amounts payable pursuant to this Section 9.6 do not constitute a penalty. If a party hereto fails to pay another party any amounts due to the other party pursuant to this Section 9.6 within the time periods specified in this Section 9.6, the failing party shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by the other party in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(e) Any amount that becomes payable pursuant to Section 9.6(a) or 9.6(b) shall be paid by wire transfer of immediately available funds to an account or accounts designated by the party entitled to receive such payment. The parties hereto agree and understand that in no event shall PhotoWorks be required to pay the Termination Fee on more than one occasion.

(f) Except as set forth in this Section 9.6, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid in accordance with the provisions of Section 10.11.

9.7 Amendment.  This Agreement may be amended by the parties to this Agreement at any time prior to the Effective Time, whether before or after shareholder approval hereof, so long as (a) no amendment that requires further shareholder approval under Applicable Laws after shareholder approval hereof will be made without such required further approval and (b) such amendment has been duly authorized or approved by each of Parent and PhotoWorks. This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement.

9.8 Extension; Waiver.  At any time prior to the Effective Time, Parent, on the one hand, and PhotoWorks, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement, or (c) unless prohibited by Applicable Laws, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

ARTICLE X

MISCELLANEOUS

10.1 No Survival of Representations and Warranties.  The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or, except as otherwise provided in Section 9.5, upon the termination of this Agreement pursuant to Article IX, as the case may be; provided that the agreements set forth in Article III and Section 7.2(b) and any other agreement in this Agreement which contemplates performance after the Effective Time shall survive the Effective Time in accordance with their terms and those set forth in Sections 9.5, 9.6 and this Article X shall survive termination indefinitely.

10.2 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, faxed (which is confirmed) or dispatched by a nationally recognized overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent or Subcorp:

AG.com, Inc.
One American Road
Cleveland, Ohio 44144-2398
Fax No: (216) 889-5904
Attn: Chief Executive Officer

and

American Greetings Corporation
One American Road
Cleveland, Ohio 44144-2398
Fax No: (216) 252-6777
Attn: General Counsel

with a copy to:

Baker & Hostetler LLP
3200 National City Center
1900 East Ninth Street
Cleveland, Ohio 44114-3485
Attn: Matthew D. Graban
Fax No: (216) 696-0740

(b)	if to PhotoWorks:

PhotoWorks, Inc.
71 Columbia Street
Suite 200
Seattle, Washington 98104
Attention: Andrew Wood
Fax No.: (206) 284-5357

with a copy to:

Heller Ehrman LLP
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104
Attn: David Wilson
Fax No.: (206) 447-0849

10.3 Interpretation.  When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The headings and the table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the context requires, words used in the singular shall be construed to mean or include the plural and vice versa, and pronouns of any gender shall be deemed to include and designate the masculine, feminine or neuter gender.

10.4 Counterparts.  This Agreement may be executed in counterparts, which together shall constitute one and the same Agreement. The parties may execute more than one copy of the Agreement, each of which shall constitute an original.

10.5 Entire Agreement.  This Agreement (including the documents and the instruments referred to herein and the annexes hereto) constitutes the entire agreement among the parties and supersede all prior agreements and understandings, agreements or representations by or among the parties, written and oral, with respect to the subject matter hereof and thereof.

10.6 Third Party Beneficiaries.  Except for the agreements set forth in Section 7.2(b), nothing in this Agreement, express or implied, is intended or shall be construed to create any third party beneficiaries.

10.7 Governing Law.  Except to the extent that the laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to the Merger or to matters arising under or in connection with this Agreement, this Agreement shall be governed by the laws of the State of Ohio. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any Ohio state or federal court sitting in the City of Cleveland.

10.8 Consent to Jurisdiction; Venue.

(a) Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the state courts of Ohio and to the jurisdiction of the United States District Court for District of Ohio, for the purpose of any action or proceeding arising out of or relating to this Agreement and each of the parties hereto irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any Ohio state or federal court sitting in the City of Cleveland, Ohio. Each of the parties hereto agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b) Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any other action or proceeding relating to the Merger, on behalf of itself or its property, by the personal delivery of copies of such process to such party. Nothing in this Section 10.8 shall affect the right of any party hereto to serve legal process in any other manner permitted by law.

10.9 Specific Performance.  The transactions contemplated by this Agreement are unique. Accordingly, each of the parties acknowledges and agrees that, in addition to all other remedies to which it may be entitled, each of the parties hereto is entitled to a decree of specific performance, provided such party is not in material default hereunder.

10.10 Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

10.11 Expenses.  Subject to the provisions of Section 9.6, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses; provided that the fees and expenses of printing and mailing the Tender Offer Documents and all filing and other fees paid to the SEC in connection with the Offer and the Merger shall be borne equally by Parent and PhotoWorks.

[Signatures on following page.]

IN WITNESS WHEREOF, Parent, Subcorp and PhotoWorks have signed this Agreement as of the date first written above.

AG.COM, INC.

By:	/s/ Josef Mandelbaum
Name:     Josef Mandelbaum

Title:	President & Chief Executive Officer

PHOTO MERGER CORP.

By:	/s/ Josef Mandelbaum
Name:     Josef Mandelbaum

Title:	President & Chief Executive Officer

PHOTOWORKS, INC.

By:	/s/ Andrew L. Wood
Name:     Andrew L. Wood

Title:	President & CEO

ANNEX A

Notwithstanding any other provisions of the Offer, neither Parent nor Subcorp shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered PhotoWorks Common Shares, if (i) there shall not be validly tendered and not properly withdrawn prior to the Expiration Date that number of PhotoWorks Common Shares that represents at least two-thirds of the total number of outstanding PhotoWorks Common Shares on a fully diluted basis (which assumes conversion or exercise of all derivative securities of PhotoWorks, regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof, but excluding Warrants with respect to which a valid Warrant Cash Out Agreement has been executed and delivered to PhotoWorks) on the Expiration Date (such number of shares, the “Minimum Condition”) and (ii) at any time on or after the date of the Agreement and prior to the Acceptance Time, any of the following events shall occur and continue to exist:

(a) Any temporary, preliminary or permanent Restraint which prevents the consummation of the Merger or imposes a Materially Burdensome Condition shall have been issued and remain in effect.

(b) Any Action shall have been instituted by any Governmental Authority which seeks to prevent or restrain the purchase of PhotoWorks Common Shares pursuant to the Offer or the consummation of the Offer or imposes a Material Burdensome Condition.

(c) Any representation and warranty of PhotoWorks set forth in Article VI of the Agreement shall not be true and correct in all respects, both at and as of the date of the Agreement and as of the date of determination, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date).

(d) PhotoWorks shall have failed to perform in all material respects any obligation or agreement, or shall have failed to comply in all material respects with any covenant, to be performed and complied with by it hereunder at or prior to the date of determination.

(e) Any PhotoWorks Material Adverse Effect shall have occurred and be continuing.

(f) PhotoWorks shall have failed to furnish Parent with a certificate dated as of the date of determination signed on its behalf by its Chairman, President or any Vice President to the effect that the conditions set forth in items (c), (d) and (e) of this Annex A shall have not occurred and continue to exist.

(g) PhotoWorks shall have failed to furnish Parent with the legal opinion of Heller Ehrman LLP, dated as of the date of determination, substantially in the form of Exhibit A to this Annex A.

(h) There shall have been an attempted withdrawal, rescission or any other material breach of any obligation by any PhotoWorks Shareholder who has entered into a Tender Agreement.

(i) PhotoWorks shall have failed to receive all material customer, vendor, lessee, licensee, licensor and other third party consents and approvals required because of the Agreement or the transactions contemplated by the Agreement.

(j) Warrants to purchase at least 95% of the PhotoWorks Common Shares that are issuable upon the exercise of all Warrants outstanding on the date of the Agreement which do not expire by their terms on or before the Effective Time shall have failed to have been (i) exercised in full or (ii) duly surrendered pursuant to a valid and effective Warrant Cash Out Agreement, in each case effective as of or prior to the date of determination.

(k) There shall have occurred and be continuing (i) any general suspension of trading in securities on national securities exchanges (other than as a result of market circuit-breakers or other similar procedures); (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States of America; or (iii) any suspension by a Governmental Authority on the extension of credit by banks or other financial institutions in the United States of America.

The foregoing conditions are for the sole benefit of Parent and Subcorp, may be asserted by Parent or Subcorp regardless of the circumstances giving rise to any such conditions and, except for the Minimum Condition, may be waived by Parent or Subcorp in whole or in part at any time and from time to time, subject to the terms of the Agreement. The failure by Parent or Subcorp at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The capitalized terms used in this Annex A shall have the meanings ascribed to them in the Agreement to which it is annexed. For purposes of this Annex A, “Materially Burdensome Condition” shall mean the obligation, acceptance or undertaking of Parent or any of its Subsidiaries or Affiliates to enter into any consent decree, to make any divestiture or accept any operational restriction, or take or commit to take any action (i) the effectiveness or consummation of which is not conditional on the consummation of the Offer and the Merger or (ii) that individually or in the aggregate is or would reasonably be expected to be materially adverse (with materiality, for purposes of this provision, being measured in relation to the size of PhotoWorks and the PhotoWorks Subsidiaries taken as a whole) to (A) PhotoWorks and the PhotoWorks Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, either before or after giving effect to the Offer or the Merger, or (B) Parent’s ownership or operation of any material portion of the business or assets of PhotoWorks and the PhotoWorks Subsidiaries, taken as a whole.